SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July, 2013

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491 482 87 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☒            No  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item		Sequential Page Number
1.	Telefónica Group: 2013 First half-yearly financial report	2

Review Report

TELEFÓNICA, S.A. AND SUBSIDIARIES

Condensed Consolidated Interim Financial Statements and

Consolidated Interim Management Report

for the six-month period ended

June 30, 2013

Ernst & Young, S.L. Torre Picasso Plaza Pablo Ruiz Picasso, 1 28020 Madrid Tel.: 902 365 456 Fax: 915 727 300 www.ey.com/es

Translation of a report and condensed consolidated interim financial statements originally issued in

Spanish. In the event of a discrepancy, the Spanish-language version prevails (see Note 15)

REPORT ON REVIEW OF

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

To the Shareholders of

Telefónica, S.A., at the request of Management

1. We have carried out a review of the accompanying condensed consolidated interim financial statements (hereinafter the interim financial statements) of Telefónica, S.A. (hereinafter the Parent Company) and subsidiaries (hereinafter the Group), which comprise the interim consolidated statement of financial position at June 30, 2013, the interim consolidated income statement, the interim consolidated statement of comprehensive income, the interim consolidated statement of changes in equity, the interim consolidated statement of cash flows, and selected explanatory notes, for the six-month period then ended. It is the responsibility of the Parent Company’s directors to prepare said interim financial statements in accordance with the requirements established by International Accounting Standard (IAS) 34, “Interim Financial Reporting,” as adopted by the European Union, for the preparation of condensed interim financial reporting as per article 12 of Royal Decree 1362/2007, of October 19. Our responsibility is to issue a report on these interim financial statements based on our review.

2. Our review was performed in accordance with the International Standard on Review Engagements 2410, “Review of Interim Financial Reporting Performed by the Independent Auditor of the Entity.” A review of the interim financial statements consists of making inquiries, primarily of personnel responsible for financial and accounting matters, and applying certain analytical and other review procedures. The scope of a limited review is substantially less extensive in scope than that of an audit and therefore, it is not possible to provide assurance that all the significant matters that could be identified in an audit have come to our attention. Accordingly, we do not express an audit opinion on the accompanying interim financial statements.

3. During the course of our review, which under no circumstances can be considered an audit of financial statements, nothing has come to our attention which would lead us to conclude that the accompanying interim financial statements for the six-month period ended June 30, 2013 have not been prepared, in all material respects, in accordance with the requirements established by International Accounting Standard (IAS) 34, “Interim Financial Reporting,” as adopted by the European Union in conformity with article 12 of Royal Decree 1362/2007 for the preparation of condensed interim financial statements.

Domicilio Social: Pl. Pablo Ruiz Picasso, 1. 28020 Madrid Inscrita en el Registro Mercantil de Madrid al Tomo 12749, Libro 0, Folio 215, Sección 8[a], Hoja M-23123, Inscripción 116. C.I.F. B-78970506

4. Without modifying our conclusion, as discussed in Note 2 to the accompanying interim financial statements, these statements do not include all the information that would be required for complete consolidated financial statements prepared in accordance with International Financial Reporting Standards, as adopted by the European Union, and therefore the accompanying interim financial statements should be read together with the Group’s consolidated financial statements for the year ended December 31, 2012.

5. The accompanying consolidated interim management report for the six-month period ended June 30, 2013 contains such explanations as the Parent Company’s directors consider necessary regarding the events which occurred during said period and their effect on the interim financial statements, of which it is not an integral part, as well as on the information required in conformity with article 15 of Royal Decree 1362/2007. We have checked that the accounting information included in the abovementioned report agrees with the interim financial statements for the six-month period ended June 30, 2013. Our work is limited to verifying the management report in accordance with the scope mentioned in this paragraph, and does not include the review of information other than that obtained from the consolidated companies’ accounting records.

6. This report has been prepared at the request of Management of Telefónica, S.A. with regard to the publication of the semi-annual financial report required by article 35 of Securities Market Law 24/1988, of July 28, enacted by Royal Decree 1362/2007.

ERNST & YOUNG, S.L.

Ignacio Viota del Corte

July 24, 2013

FIRST HALF 2013

TELEFÓNICA GROUP

Condensed consolidated interim financial statements (condensed consolidated annual accounts) and consolidated interim management report for the six-months ended June 30, 2013

Condensed consolidated interim financial statements 2013

Telefónica, S.A.    2

Condensed consolidated interim financial statements 2013

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		Unaudited	Audited
Millions of euros	Note	06/30/2013	12/31/2012
A) Non-current assets		97,624	104,177
Intangible assets	7	20,532	22,078
Goodwill	7	26,600	27,963
Property, plant and equipment	7	32,461	35,019
Investment properties		3	2
Investments accounted for by the equity method	8	2,523	2,468
Non-current financial assets	10	8,041	9,339
Deferred tax assets		7,464	7,308
B) Current assets		23,560	25,596
Inventories		1,069	1,188
Trade and other receivables		10,264	10,711
Current financial assets	10	1,973	1,872
Tax receivables		1,549	1,828
Cash and cash equivalents	10	7,740	9,847
Non-current assets held for sale	3	965	150
Total assets (A+B)		121,184	129,773
A) Equity		25,079	27,661
Equity attributable to equity holders of the parent		18,621	20,461
Equity attributable to non-controlling interests		6,458	7,200
B) Non-current liabilities		66,750	70,601
Non-current interest-bearing debt	10	53,355	56,608
Non-current trade and other payables		1,791	2,141
Deferred tax liabilities		4,909	4,788
Non-current provisions		6,695	7,064
C) Current liabilities		29,355	31,511
Current interest-bearing debt	10	9,323	10,245
Current trade and other payables		16,193	17,089
Current tax payables		2,108	2,522
Current provisions		1,597	1,651
Liabilities associated with non-current assets held for sale	3	134	4
Total equity and liabilities (A+B+C)		121,184	129,773

The accompanying condensed Notes 1 to 15 and Appendix I are an integral part of these consolidated statements of financial position.

Telefónica, S.A.    3

Condensed consolidated interim financial statements 2013

CONSOLIDATED INCOME STATEMENTS

		January- June (*)	January- June (*)
Millions of euros	Note	2013	2012
Revenues from operations	5	28,563	30,980
Other income		805	916
Supplies		(8,441)	(9,060)
Personnel expenses		(3,699)	(4,377)
Other expenses		(7,807)	(8,028)
Operating income before depreciation and amortization (OIBDA)	5	9,421	10,431
Depreciation and amortization	5 and 7	(5,105)	(5,131)
Operating income	5	4,316	5,300
Share of profit (loss) of investments accounted for by the equity method	8	28	(498)
Finance income		441	442
Exchange gains		1,411	2,070
Finance costs		(1,778)	(1,991)
Exchange losses		(1,473)	(2,106)
Net financial expense		(1,399)	(1,585)
Profit before tax from continuing operations		2,945	3,217
Corporate income tax		(751)	(960)
Profit for the period from continuing operations		2,194	2,257
Profit after tax from discontinued operations		—	—
Profit for the period		2,194	2,257
Non-controlling interests		(138)	(182)
Profit for the period attributable to equity holders of the parent		2,056	2,075
Basic and diluted earnings per share attributable to equity holders of the parent (euros)		0.46	0.46

(*)	Unaudited data

The accompanying condensed Notes 1 to 15 and Appendix I are an integral part of these consolidated income statements.

Telefónica, S.A.    4

Condensed consolidated interim financial statements 2013

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	January - June (*)	January - June (*)
Millions of euros	2013	2012
Profit for the period	2,194	2,257
(Losses) on measurement of available-for-sale investments	(30)	(51)
Income tax impact	9	16
Reclassification of losses (gains) included in the income statement	47	(1)
Income tax impact	(14)	—
	12	(36)
Gains (losses) on hedges	376	(538)
Income tax impact	(111)	175
Reclassification of losses included in the income statement	43	8
Income tax impact	(13)	(3)
	295	(358)
Share of (loss) recognized directly in equity of associates and others	(17)	(10)
Income tax impact	4	5
	(13)	(5)
Translation differences	(3,180)	(596)
Total other comprehensive loss recognized in the period (Items that may be reclassified subsequently to profit or loss)	(2,886)	(995)
Actuarial losses and gains and impact of limit on assets for defined benefit pension plans	27	(29)
Income tax impact	(7)	10
	20	(19)
Total other comprehensive income (loss) recognized in the period (item that will not be reclassified subsequently to profit or loss)	20	(19)
Total comprehensive (loss) income recognized in the period	(672)	1,243
Attributable to:
Equity holders of the parent	(499)	1,422
Non-controlling interests	(173)	(179)
	(672)	1,243

(*)	Unaudited data

The accompanying condensed Notes 1 to 15 and Appendix I are an integral part of these consolidated statements of comprehensive income.

Telefónica, S.A.    5

Condensed consolidated interim financial statements 2013

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to equity holders of the parent											Non-controlling interests	Total equity
Millions of euros	Share capital	Share premium	Legal reserve	Revaluation reserve	Treasury shares	Retained earnings	Available- for-sale investments	Hedges	Equity of associates and others	Translation differences	Total
Financial position at December 31, 2012	4,551	460	984	116	(788)	19,453	36	(715)	(7)	(3,629)	20,461	7,200	27,661
Profit for the period	—	—	—	—	—	2,056	—	—	—	—	2,056	138	2,194
Other comprehensive income (loss) for the period	—	—	—	—	—	27	12	295	(13)	(2,876)	(2,555)	(311)	(2,866)
Total comprehensive income (loss) for the period	—	—	—	—	—	2,083	12	295	(13)	(2,876)	(499)	(173)	(672)
Dividends paid (Note 9)	—	—	—	—	—	(1,585)	—	—	—	—	(1,585)	(550)	(2,135)
Net movement in treasury shares	—	—	—	—	326	(87)	—	—	—	—	239	—	239
Other movements	—	—	—	—	—	5	—	—	—	—	5	(19)	(14)
Financial position at June 30, 2013 (*)	4,551	460	984	116	(462)	19,869	48	(420)	(20)	(6,505)	18,621	6,458	25,079

	Attributable to equity holders of the parent											Non-controlling interests	Total equity
Millions of euros	Share capital	Share premium	Legal reserve	Revaluation reserve	Treasury shares	Retained earnings	Available- for-sale investments	Hedges	Equity of associates and others	Translation differences	Total
Financial position at December 31, 2011	4,564	460	984	126	(1,782)	19,248	38	154	7	(2,163)	21,636	5,747	27,383
Profit for the period	—	—	—	—	—	2,075	—	—	—	—	2,075	182	2,257
Other comprehensive income (loss) for the period	—	—	—	—	—	(19)	(36)	(358)	(5)	(235)	(653)	(361)	(1,014)
Total comprehensive income (loss) for the period	—	—	—	—	—	2,056	(36)	(358)	(5)	(235)	1,422	(179)	1,243
Dividends paid (Note 9)	71	—	—	—	—	(2,907)	—	—	—	—	(2,836)	(311)	(3,147)
Net movement in treasury shares	—	—	—	—	(680)	—	—	—	—	—	(680)	—	(680)
Acquisitions and disposals of non-controlling interests	—	—	—	—	—	1,798	—	1	—	(188)	1,611	(139)	1,472
Capital reduction	(84)	—	—	—	1,321	(1,237)	—	—	—	—	—	—	—
Other movements	—	—	—	—	—	(453)	—	—	—	—	(453)	208	(245)
Financial position at June 30, 2012 (*)	4,551	460	984	126	(1,141)	18,505	2	(203)	2	(2,586)	20,700	5,326	26,026

(*)	Unaudited data

The accompanying condensed Notes 1 to 15 and Appendix I are an integral part of these consolidated statements of changes in equity.

Telefónica, S.A.    6

Condensed consolidated interim financial statements 2013

CONSOLIDATED STATEMENTS OF CASH FLOWS

	January –June (*)	January –June (*)
Millions of euros	2013	2012
Cash received from customers	35,203	37,965
Cash paid to suppliers and employees	(26,413)	(29,004)
Dividends received	37	66
Net interest and other financial expenses paid	(1,550)	(1,929)
Taxes paid	(878)	(717)
Net cash from operating activities	6,399	6,381
Proceeds on disposals of property, plant and equipment and intangible assets	365	302
Payments on investments in property, plant and equipment and intangible assets	(5,414)	(5,158)
Proceeds on disposals of companies, net of cash and cash equivalents disposed	164	60
Payments on investments in companies, net of cash and cash equivalents acquired	(17)	(26)
Proceeds on financial investments not included under cash equivalents	9	29
Payments made on financial investments not included under cash equivalents	(220)	(602)
Payments from cash surpluses not included under cash equivalents	(209)	(361)
Net cash used in investing activities	(5,322)	(5,756)
Dividends paid	(256)	(2,909)
Transactions with equity holders	258	(826)
Proceeds on issue of debentures and bonds	4,658	2,505
Proceeds on loans, borrowings and promissory notes	2,413	4,689
Cancellation of debentures and bonds	(4,925)	(1,624)
Repayments of loans, borrowings and promissory notes	(4,376)	(2,620)
Net cash used in financing activities	(2,228)	(785)
Effect of foreign exchange rate changes on collections and payments	(935)	28
Effect of changes in consolidation methods and other non-monetary effects	(21)	—
Net (decrease) in cash and cash equivalents during the period	(2,107)	(132)
Cash and cash equivalents at January 1	9,847	4,135
CASH AND CASH EQUIVALENTS AT JUNE 30	7,740	4,003
Reconciliation of cash and cash equivalents to the statement of financial position
BALANCE AT JANUARY 1	9,847	4,135
Cash on hand and at banks	7,973	3,411
Other cash equivalents	1,874	724
BALANCE AT JUNE 30	7,740	4,003
Cash on hand and at banks	6,562	3,525
Other cash equivalents	1,178	478

(*)	Unaudited data

The accompanying condensed Notes 1 to 15 and Appendix I are an integral part of these consolidated statements of cash flows.

Telefónica, S.A.    7

Condensed consolidated interim financial statements 2013

Telefónica, S.A. and subsidiaries composing the Telefónica Group

Condensed explanatory notes to the condensed consolidated interim financial statements (condensed annual accounts) for the six-months ended June 30, 2013

Note 1. Introduction and general information

Telefónica, S.A. and its subsidiaries and investees (the “Telefónica Group” or “the Group”) make up an integrated Group of companies operating mainly in the telecommunications and digital services industries.

The parent company of the Group is Telefónica, S.A. (“Telefónica” or “the Company”), a public limited company incorporated on April 19, 1924 for an indefinite period. Its registered office is at calle Gran Vía 28, Madrid (Spain).

The website www.telefonica.com provides more information about all the sectors and products in which the Group operates, as well as its organizational structure.

The business activities carried out by most of the Telefónica Group companies are regulated by broad ranging legislation, pursuant to which permits, concessions or licenses must be obtained in certain circumstances to provide the various services. In addition, certain wireline and wireless telephony services are provided under regulated rate and price systems.

Note 2. Basis of presentation

The condensed consolidated interim financial statements for the six-month period ended June 30, 2013 (hereinafter the “interim financial statements”) have been prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting and Article 12 of Royal Decree 1362/2007, of October 19. Therefore, they do not contain all the information and disclosures required in complete annual consolidated financial statements and, for adequate interpretation, should be read in conjunction with the consolidated annual financial statements for the year ended December 31, 2012.

The accompanying interim financial statements were approved by the Company’s Board of Directors at its meeting of July 24, 2013.

The figures in these interim financial statements are expressed in millions of euros, unless otherwise indicated, and therefore may be rounded.

Telefónica, S.A.    8

Condensed consolidated interim financial statements 2013

Note 3. Comparison of information

Comparisons in the accompanying interim financial statements refer to the six-month periods ended June 30, 2013 and 2012, except in the consolidated statement of financial position, which compares information at June 30, 2013 and at December 31, 2012.

The main changes in the consolidation scope are described in Appendix I.

With respect to seasonality, the historical performance of consolidated results does not indicate that the operations, taken as a whole, are subject to significant variations between the first and second halves of the year.

The main events affecting comparability of the consolidated information for the six months ended June 30, 2013 are described below.

2013

a) Devaluation of the Venezuelan bolivar

On February 8, 2013, the Venezuelan bolivar was devalued from 4.3 bolivars per US dollar to 6.3 bolivars per US dollar.

The new exchange rate of 6.3 bolivars per US dollar is used from 2013 in the conversion of the financial information of Venezuelan subsidiaries. The principal impacts to be considered in 2013 are as follows:

•

The decrease of the Telefónica Group’s net assets in Venezuela as a result of the conversion to euros at the new exchange rate with a balancing entry in Group equity of approximately 1,000 million euros, based on the net assets as at December 31, 2012.

•

Increase in the net financial debt resulting from application of the new exchange rate to the net asset value in bolivars of approximately 873 million euros, as per the balance as at December 31, 2012.

The income and cash flows from Venezuela are converted at the new devalued closing exchange rate as of January 1, 2013.

b) Agreement for sale of ownership interest in Ireland

On June 24, 2013, Telefónica, S.A. reached an agreement with Hutchison Whampoa Group for the sale of its 100% participation in Telefónica Ireland, Ltd.

The value of the sale totals 850 million euros, including an initial cash consideration of 780 million euros at closing of the transaction, and an additional deferred payment of 70 million euros to be settled based on the completion of agreed financial objectives.

The transaction is subject, among other conditions, to the relevant competition approvals.

Consolidated assets and liabilities subject to this transaction have been classified under “Non-current assets held for sale” and “Liabilities associated with non-current assets held for sale”, respectively, in the consolidated statement of financial position at June 30, 2013. The impact from this transaction in the income statement is not significant within the aggregate interim financial statements.

Telefónica, S.A.    9

Condensed consolidated interim financial statements 2013

2012

a) Agreement to restructure the wireline and wireless businesses in Colombia

On April, 2012 Telefónica Móviles Colombia, S.A. (100% owned by the Telefónica Group), the Colombian National Government (“the Nation”) and Colombia Telecomunicaciones, S.A. ESP (52% owned by the Telefónica Group and 48% owned by the Nation), reached an agreement to restructure their wireline and wireless businesses in Colombia. The agreement included the following commitments:

•	The merger of Colombia Telecomunicaciones, S.A. ESP and Telefónica Móviles Colombia, S.A.

•

The assumption by the Nation of 48% of the payment obligations not yet due of Colombia Telecomunicaciones, S.A. ESP to the Patrimonio Autónomo Receptor de Activos de la Empresa Nacional de Telecomunicaciones (PARAPAT).

•	The extension by six years, to 2028, of the payment obligations not yet due of Colombia Telecomunicaciones, S.A. ESP to the PARAPAT.

Upon completion of the agreement with the June 29, 2012 merger between Colombia Telecomunicaciones, S.A. ESP and Telefónica Móviles Colombia, S.A., Telefónica obtained a 70% shareholding in the resulting company and the Nation the remaining 30%, in accordance with the valuations of the companies used to determine said shareholdings. Likewise, an agreement was reached under which the Nation may increase its shareholding in the merged company by an additional 1% to 3% in 2015, based on its operating performance in the period from 2011 through 2014.

As a result of compliance with the aforementioned agreements, the debt of the Telefónica Group reflected a decrease for an amount equivalent to 1,499 million euros.

The impacts of the transaction were recognized as an increase to “Equity attributable to equity holders of the parent” and a decrease to “Equity attributable to non-controlling interests” in the amounts of 1,611 million euros and 116 million euros, respectively.

b) Public offering of shares in Telefónica Deutschland Holding, A.G.

On October 29, 2012, the public offering of shares in the subsidiary Telefónica Deutschland Holding, A.G. was completed. The placement price was set at 5.60 euros per share. A total of 258,750,000 shares were placed, corresponding to 23.17% of total capital of Telefónica Deutschland Holding, A.G.

Telefónica Deutschland Holding, A.G. shares began trading on the Frankfurt stock market (Prime Standard of the Frankfurt Stock Exchange) on October 30, 2012.

c) Sale of the investment in the CRM Atento business

On December 12, 2012, a transaction was completed for the sale of the Telefónica Customer Relationship Management (CRM) business Atento to a group of companies controlled by Bain Capital. Therefore, the results of the first six months of 2013 do not recognize the transactions of the sold companies.

d) Reduction of the value of the shareholding in Telecom Italia, S.p.A.

In the first six months of 2012, the company Telco, S.p.A. reduced the value of its shareholding in Telecom Italia, S.p.A. to 1.5 euros a share, which had a negative impact in the heading “Share of profit (loss) of investments accounted for by the equity method” of 481 million euros, which also represents a decrease of 337 million euros in profit in these six months attributed to the shareholders of the parent, net of tax (Note 8).

Telefónica, S.A.    10

Condensed consolidated interim financial statements 2013

Note 4. Accounting policies

The accounting policies applied in the preparation of the interim financial statements for the six months ended June 30, 2013 are consistent with those used in the preparation of the Group’s consolidated annual financial statements for the year ended December 31, 2012, except for the adoption, on January 1, 2013, of new standards, amendments to standards and interpretations published by the International Accounting Standards Board (IASB) and the IFRS Interpretations Committee (IFRIC), and adopted by the European Union for application in Europe, noted below:

•	IFRS 10 Consolidated Financial Statements

IFRS 10 establishes a single control model that applies to all entities including special purpose entities. The changes introduced by IFRS 10 will require management to exercise significant judgment to determine which entities are controlled and therefore are required to be consolidated by a parent. The adoption of this standard has not resulted in significant changes in the consolidation scope for the Group.

•	IFRS 11 Joint Arrangements

IFRS 11 establishes principles for the financial reporting of parties to joint arrangements. It defines joint control as the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control, and removes the option to account for jointly controlled entities using proportionate consolidation. Instead, joint arrangements that meet the definition of a joint venture must be accounted for using the equity method, while joint arrangements that meet the definition of joint operations are accounted for using a proportional integration method. This new standard has been applied retrospectively for joint arrangements held at the date of initial application. The consolidation method for certain joint arrangements has changed pursuant to the adoption of this standard. However, such changes have had no significant impact on the Group’s financial position or results.

•	IFRS 12 Disclosure of Interests in Other Entities

IFRS 12 includes disclosures relating to an entity’s interests in subsidiaries, joint arrangements, associates and unconsolidated structured entities. A number of new disclosures are also required. The adoption of this standard has had no impact on the disclosures included in the Group’s consolidated interim financial statements.

•	IFRS 13 Fair Value Measurement

IFRS 13 defines fair value, sets out a framework for measuring fair value and requires disclosures about fair value measurement. New disclosures concerning the measurement of financial instruments have been included in the Group’s consolidated interim financial statements pursuant to the adoption of this standard.

•	IAS 19 Employee Benefits (Revised)

Revised IAS 19 prescribes the accounting and disclosure by employers for employee benefits. The amendments range from fundamental changes such as the concept of expected returns on plan assets, to simple clarifications and re-wording. The application of this revised standard has had no significant impact on the Group’s financial position or results.

Telefónica, S.A.    11

Condensed consolidated interim financial statements 2013

•	IAS 28 Investments in Associates and Joint Ventures

IAS 28 prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. The standard defines significant influence, defines the equity method and is to be applied by all entities that are investors in a joint venture or that hold significant influence over an investee. The application of this revised standard has had no significant impact on the Group’s financial position or results.

•	Amendments to IAS 1 Presentation of Items of Other Comprehensive Income

The amendments improve the consistency and clarity of the presentation of items of other comprehensive income (OCI), requiring for entities to group items presented in OCI on the basis of whether they are potentially reclassifiable (“recycled”) to profit or loss at a future point in time. The amendments do not change the option to present items of OCI either before tax or net of tax. However, if the items are presented before tax then the amendments require entities to show separately the tax related to each of the two groups of OCI items (those that might be “recycled” and those that will never be “recycled”). The presentation of items in the statement of other comprehensive income included in the Group’s consolidated interim financial statements, has been modified pursuant to the application of these amendments.

•	Amendments to IFRS 7 Disclosures – Offsetting Financial Assets and Financial Liabilities

The amendments require entities to disclose information so that users of financial statements are able to assess the effect or potential effect of netting arrangements and similar agreements on the entity’s financial position. The new disclosures are required for all recognised financial instruments that are set off in accordance with IAS 32 Financial Instruments: Presentation. The disclosures also apply to recognised financial instruments that are subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are set off in accordance with IAS 32. The adoption of these amendments has had no impact on the disclosures included in the Group’s consolidated interim financial statements.

•	Annual improvements to IFRSs 2009 – 2011 Cycle (May 2012)

The annual improvements project provides a vehicle for making non-urgent but necessary amendments to IFRSs, with the aim of removing inconsistencies and clarifying wording. These improvements have had no impact on the results or financial position of the Group.

Telefónica, S.A.    12

Condensed consolidated interim financial statements 2013

New standards and IFRIC interpretations issued but not effective as of June 30, 2013

At the date of preparation of the interim financial statements, the following IFRS, amendments and IFRIC interpretations had been published, but their application was not mandatory:

Standards, amendments and interpretations		Mandatory application: annual periods beginning on or after
IFRS 9	Financial instruments	January 1, 2015
Amendments to IFRS 7	Disclosures—Transition to IFRS 9	January 1, 2015
Amendments to IFRS 10, IFRS 12 and IAS 27	Investment Entities	January 1, 2014
Amendments to IAS 32	Offsetting of financial assets and liabilities	January 1, 2014
Amendments to IAS 36	Recoverable Amount Disclosures for Non-Financial Assets	January 1, 2014
Amendments to IAS 39	Novation of Derivatives and Continuation of Hedge Accounting	January 1, 2014
IFRIC 21	Levies	January 1, 2014

The Group is currently assessing the impact of the application of these standards, amendments and interpretations. Based on the analyses made to date, the Group estimates that their adoption will not have a significant impact on the consolidated financial statements in the initial period of application. However, the changes introduced by IFRS 9 will affect financial assets and transactions with financial assets carried out on or after January 1, 2015.

Note 5. Segment information

Telefónica’s integrated and regional management model means that the legal structure of the companies is not relevant for the presentation of Group financial information. The operating results of each business unit are therefore presented independently, regardless of their legal structure.

In line with its current organization, Telefónica includes in the Telefónica Latin America and Telefónica Europe regional businesses units all information pertaining to wireline, wireless, cable, data, internet and television businesses, in accordance with each location. “Other and eliminations” includes the companies belonging to the transversal global business units Telefónica Digital and Telefónica Global Resources, the Atento business up to the date of divestment (see Note 3), other Group companies and eliminations in the consolidation process.

From January 1, 2013, Tuenti is included in the consolidation scope of Telefónica Europe. Previously, it had been included in “Other and eliminations” of the Telefónica Group. Consequently, the information of Telefónica Europe and “Others and eliminations” has been revised for the comparison period of 2012.

Segment reporting takes into account the impact of the purchase price allocation (PPA) to assets acquired and the liabilities assumed from the companies included in each segment. The assets and liabilities presented in each segment are those managed by the heads of each segment, irrespective of their legal structure.

The Group manages its borrowing activities and tax implications centrally. Therefore, it does not disclose the related assets, liabilities, revenue and expenses by reportable segments.

Telefónica, S.A.    13

Condensed consolidated interim financial statements 2013

In order to present the information by region, revenue and expenses arising from intra-group invoicing for the use of the trademark and management services have been eliminated from the operating results of each Group region, while centrally-managed projects have been incorporated at a regional level. These adjustments have no impact on the Group’s consolidated results.

Inter-segment transactions are carried out at market prices.

The following table presents profit and capital expenditures information regarding the Group’s operating segments for the six months ended June 30, 2013 and 2012:

January - June 2013
Millions of euros	Telefónica Latin America	Telefónica Europe	Other and eliminations	Total Group
External revenues	14,613	13,307	643	28,563
Inter-segment revenues	69	85	(154)	—
Other operating income and expenses	(10,036)	(8,528)	(578)	(19,142)
Operating income before depreciation and amortization (OIBDA)	4,646	4,864	(89)	9,421
Depreciation and amortization	(2,510)	(2,470)	(125)	(5,105)
Operating income	2,136	2,394	(214)	4,316
Capital expenditures	1,716	2,115	72	3,903

January - June 2012 (revised)
Millions of euros	Telefónica Latin America	Telefónica Europe	Other and eliminations	Total Group
External revenues	14,900	15,012	1,068	30,980
Inter-segment revenues	63	68	(131)	—
Other operating income and expenses	(9,751)	(9,906)	(892)	(20,549)
Operating income before depreciation and amortization (OIBDA)	5,212	5,174	45	10,431
Depreciation and amortization	(2,481)	(2,496)	(154)	(5,131)
Operating income	2,731	2,678	(109)	5,300
Capital expenditures	1,910	1,562	186	3,658

Telefónica, S.A.    14

Condensed consolidated interim financial statements 2013

The following table compares segment assets, liabilities and investments accounted for by the equity method at June 30, 2013 and December 31, 2012:

June 2013
Millions of euros	Telefónica Latin America	Telefónica Europe	Other and eliminations	Total Group
Investments accounted for by the equity method	24	11	2,488	2,523
Fixed assets	38,568	38,787	2,238	79,593
Total allocated assets	60,345	50,275	10,564	121,184
Total allocated liabilities	26,015	21,894	48,196	96,105

December 2012 (revised)
Millions of euros	Telefónica Latin America	Telefónica Europe	Other and eliminations	Total Group
Investments accounted for by the equity method	3	2	2,463	2,468
Fixed assets	42,062	40,695	2,303	85,060
Total allocated assets	64,321	51,723	13,729	129,773
Total allocated liabilities	29,019	20,660	52,433	102,112

Note 6. Business combinations

No material business combinations were finalized within the Group in the six months ended June 30, 2013 and 2012. Changes to the scope of consolidation are detailed in Appendix I.

Telefónica, S.A.    15

Condensed consolidated interim financial statements 2013

Note 7. Intangible assets, property, plant and equipment and goodwill

The movements in “Intangible assets” and “Property, plant and equipment” in the first half of 2013 are as follows:

Millions of euros	Intangible assets	Property, plant and equipment	Total
Opening balance at December 31, 2012	22,078	35,019	57,097
Additions	1,302	2,601	3,903
Depreciation and amortization	(1,736)	(3,369)	(5,105)
Retirements/disposals	(1)	(72)	(73)
Translation differences and monetary correction	(810)	(1,271)	(2,081)
Transfers and others	(301)	(447)	(748)
Ending balance at June 30, 2013	20,532	32,461	52,993

The movement in “Goodwill” in the first half of 2013 is as follows:

Millions of euros	Goodwill
Opening balance at December 31, 2012	27,963
Translation differences and monetary correction	(1,266)
Transfers and others	(97)
Ending balance at June 30, 2013	26,600

Additions of intangible assets in the first half of 2013 include investments for the acquisition of spectrum amounting to 834 million euros, mainly in the United Kingdom (717 million euros), Spain (65 million euros), Uruguay and Brazil.

The heading “Transfers and others” in the above tables mainly includes the transfer of property, plant and equipment, intangible assets and goodwill of Telefonica Ireland, Ltd. to the heading “Non-current assets held for sale” of the statement of financial position, following the agreement for divestment of the Telefónica Group’s ownership interest in this company (see Note 3).

Telefónica, S.A.    16

Condensed consolidated interim financial statements 2013

Note 8. Related parties

Significant shareholders

The main transactions carried out between Group companies and significant shareholders Banco Bilbao Vizcaya Argentaria, S.A. (BBVA) and Caja de Ahorros y Pensiones de Barcelona (La Caixa), including the dependent subsidiaries of their respective consolidated groups and their subsidiaries, are as follows:

Revenues and expenses	January - June	January - June
Millions of euros	2013	2012
Finance costs	26	17
Leases	—	—
Receipt of services	43	22
Other expenses	3	1
EXPENSES	72	40
Finance income	14	8
Dividends received	9	5
Services rendered	53	115
Sale of goods	4	22
Other income	8	—
REVENUES	88	150

Other transactions	January - June	January - June
Millions of euros	2013	2012
Finance arrangements: loans and capital contributions (lender)	812	369
Financing arrangements: loans and capital contributions (borrower)	1,577	1,182
Finance leases (lessor)	—	6
Repayment or cancellation of loans and lease agreements	—	3
Guarantees and deposits given	—	1
Guarantees and deposits received	730	583
Commitments acquired	90	63
Dividends and other distributed earnings	—	420
Other transactions (derivatives)	14,797	9,929

Telefónica, S.A.    17

Condensed consolidated interim financial statements 2013

Associates and joint ventures

The breakdown of amounts recognized in the consolidated statements of financial position and income statements related to associates and joint ventures is as follows:

Millions of euros	06/30/2013	12/31/2012
Investments accounted for by the equity method	2,523	2,468
Loans to associates and joint ventures	837	852
Receivables from associates and joint ventures for current operations	69	107
Payables to associates and joint ventures	623	511

	January - June	January - June
Millions of euros	2013	2012
Share of profit (loss) of investments accounted for by the equity method	28	(498)
Revenue from operations with associates and joint ventures	293	296
Expenses from operations with associates and joint ventures	340	278

The Group has entered into factoring agreements in the first six months of 2013 amounting to 828 million euros, of which 311 million euros through the associate Telefónica Factoring España, S.A.

In the first half of 2012 Telco, S.p.A. made an adjustment to the value of its stake in Telecom Italia, S.p.A. of up to 1.5 euros per share which, coupled with the impact of the recovery of part of the operational synergies considered in this investment and the contribution to results in the year, resulted in a negative impact on “Share of profit (loss) of investments accounted for by the equity method” of 481 million euros (Note 3). Afterwards, a further valuation adjustment was registered in the second half of 2012, of up to 1.2 euros per share.

Telefónica, S.A.    18

Condensed consolidated interim financial statements 2013

Directors’ and Senior Executives’ compensation and other information

Pursuant to the disclosures established in Circular 1/2008, of January 30, of the Comisión Nacional del Mercado de Valores (the Spanish national securities commission, or CNMV), on periodic reporting by issuers, the compensation and benefits paid to members of the Company’s Board of Directors in the first six months of 2013 and 2012 are as follows:

Directors:	January - June	January - June
Thousands of euros	2013	2012
Fixed remuneration	5,385	5,580
Variable remuneration	6,808	7,156
Attendance fees	97	157
Other (1)	1,655	1,529
TOTAL	13,945	14,422

(1)	“Other” includes amounts received for: (i) medical and dental insurance premiums; (ii) compensation for membership of the various regional advisory committees; and (iii) contributions made by the Telefónica Group to the Pension Plan for Senior Executives (Retirement Plan).

Other benefits for Directors:	January - June	January - June
Thousands of euros	2013	2012
Pension funds and plans: contributions	87	22
Life insurance premiums	82	147
TOTAL	169	169

In addition, the total amounts paid to Senior Executives of the Company, excluding those that are also members of the Board of Directors, for all items in the first six months of 2013 and 2012 are as follows.

Executives:	January - June	January - June
Thousands of euros	2013	2012
Total compensation paid to Directors	7,858	9,316

Telefónica, S.A.    19

Condensed consolidated interim financial statements 2013

Note 9. Changes in equity and shareholder remuneration

Dividends and capital increase

Approval was given at the General Shareholders’ Meeting of May 31, 2013 to pay a gross 0.35 dividend per outstanding share carrying dividend rights, with a charge to unrestricted reserves. At June 30, 2013, a current liability of 1,585 million euros was recognized for this item. This dividend is to be paid in November 2013.

For the first half of 2012, approval was given at the General Shareholders’ Meeting of May 14, 2012 to pay a gross 0.53 euros dividend per share outstanding with a charge to unrestricted reserves. The dividend was paid on May 18, 2012 and the total amount paid was 2,346 million euros.

In addition, approval was given to pay a scrip dividend consisting of the assignment of free allotment rights with an irrevocable purchase commitment by the Company, and a subsequent capital increase by means of the issue of new shares to fulfill said allotments.

The holders of 37.68% of the Company’s shares adhered to the Company’s irrevocable purchase commitment as of the close of the rights trading period. These rights were repurchased and cancelled by the Company for the amount of 490 million euros.

62.32% of shareholders with allotment rights opted for the right to receive new Telefónica shares. A capital increase was required to fulfill said allotments, by means of the issue of 71,237,464 new shares with a nominal value of 1 euro each, which were delivered to the shareholders who held the rights thereto.

Following this issue, the Company’s share capital was 4,551,024,586 euros, represented by 4,551,024,586 ordinary shares with a nominal value of 1 euro each.

Translation differences

In the first six months of 2013, the equity attributable to the equity holders of the parent decreased by 2,876 million euros due to exchange rate movements, mainly the Venezuelan bolivar, Brazilian real and pound sterling.

Telefónica, S.A.    20

Condensed consolidated interim financial statements 2013

Treasury shares

The following transactions involving treasury shares were carried out in the six months ended June 30, 2013 and 2012:

Number of shares
Treasury shares at December 31, 2012	47,847,810
Acquisitions	67,016,797
Disposals	(91,688,795)
Treasury shares at June 30, 2013	23,175,812

Number of shares
Treasury shares at December 31, 2011	84,209,364
Acquisitions	71,178,516
Disposals	(87,585)
Capital reduction	(84,209,363)
Treasury shares at June 30, 2012	71,090,932

The amount paid to acquire treasury shares in the first semester of 2013 was 698 million euros (797 million euros in the same period of 2012).

An agreement was reached on March 26, 2013 whereby the Company disposed of all the treasury shares it held (90,067,896 shares) at a price of 10.79 euros per share.

Treasury shares in portfolio at June 30, 2013 are directly held by Telefónica, S.A. and represent 0.509% of its share capital.

The Group held 150 million and 222 million options on treasury shares, to be settled physically, at June 30, 2013 and 2012, respectively.

The Company also has a derivative financial instrument on approximately 29 million Telefónica shares, subject to net settlement, recognized under “Current interest-bearing debt” of the accompanying consolidated statement of financial position.

On June 30, 2013, the fifth phase of the Telefónica, S.A. share option plan called “Performance Share Plan” (“PSP”) ended, which did not entail the delivery of any shares to Telefónica Group managers.

Telefónica, S.A.    21

Condensed consolidated interim financial statements 2013

Note 10. Financial assets and liabilities

The breakdown of financial assets and liabilities of the Telefónica Group at June 30, 2013 and December 31, 2012 is as follows:

June 30, 2013
	Fair value through profit or loss				Measurement hierarchy				Rest of
Millions of euros	Held for trading	Fair value option	Available- for-sale	Hedges	Level 1 (Quoted prices)	Level 2 (Other directly observable market inputs)	Level 3 (Inputs not bases on observable market data)	Held-to- maturity investments	financial assets at amortized cost	Total carrying amount	Total fair value
Non-current financial assets	1,637	275	1,089	1,690	609	4,081	1	146	3,204	8,041	8,029
Equity investments	—	—	497	—	422	75	—	—	—	497	497
Long-term credits	3	275	592	6	81	794	1	111	1,701	2,688	2,595
Deposits and guarantees	—	—	—	—	—	—	—	35	1,584	1,619	1,619
Derivative instruments	1,634	—	—	1,684	106	3,212	—	—	—	3,318	3,318
Impairment losses	—	—	—	—	—	—	—	—	(81)	(81)	—
Current financial assets	466	133	64	113	318	452	6	720	8,217	9,713	9,713
Financial investments	466	133	64	113	318	452	6	720	477	1,973	1,973
Cash and cash equivalents	—	—	—	—	—	—	—	—	7,740	7,740	7,740
Total financial assets	2,103	408	1,153	1,803	927	4,533	7	866	11,421	17,754	17,742

The Board of Directors of Telco, S.p.A., at its meeting of April 24, 2013 approved the refinancing of the 1,750 million euros bond issue of May 2012. The refinancing was for the same amount as it had previously, with a maturity date of February 28, 2015. The bond has been subscribed by the shareholders in proportion to their ownership interests. In the case of Telefónica, the subscribed amount was 808 million euros. There has not been any cash disbursement related to this transaction.

Telefónica, S.A.    22

Condensed consolidated interim financial statements 2013

June 30, 2013
	Fair value through profit or loss			Measurement hierarchy
Millions of euros	Held for trading	Fair value option	Hedges	Level 1 (Quoted prices)	Level 2 (Other directly observable market inputs)	Level 3 (inputs not based on observable market data)	Liabilities at amortized cost	Total carrying amount	Total Fair value
Issues	—	—	—	—	—	—	44,718	44,718	50,844
Loans and other payables	1,535	1	1,363	51	2,848	—	15,061	17,960	17,134
Total financial liabilities	1,535	1	1,363	51	2,848	—	59,779	62,678	67,978

Telefónica, S.A.    23

Condensed consolidated interim financial statements 2013

December 31, 2012
	Fair value through profit or loss				Measurement hierarchy
Millions of euros	Held for trading	Fair value option	Available- for-sale	Hedges	Level 1 (Quoted prices)	Level 2 (Other directly observable market inputs)	Level 3 (Inputs not bases on observable market data)	Held-to- maturity investments	Rest of financial assets at amortized cost	Total carrying amount	Total fair value
Non-current financial assets	2,072	424	1,093	2,145	791	4,943	—	164	3,441	9,339	8,961
Equity investments	—	—	586	—	498	79	9	—	—	586	586
Long-term credits	—	424	516	4	231	713	—	68	1,928	2,940	2,468
Deposits and guarantees	—	—	—	—	—	—	—	96	1,890	1,986	1,694
Derivative instruments	2,072	—	—	2,141	62	4,151	—	—	—	4,213	4,213
Impairment losses	—	—	(9)	—	—	—	(9)	—	(377)	(386)	—
Current financial assets	462	133	61	89	313	415	17	720	10,254	11,719	11,647
Financial investments	462	133	61	89	313	415	17	720	407	1,872	1,800
Cash and cash equivalents	—	—	—	—	—	—	—	—	9,847	9,847	9,847
Total financial assets	2,534	557	1,154	2,234	1,104	5,358	17	884	13,695	21,058	20,608

Telefónica, S.A.    24

Condensed consolidated interim financial statements 2013

December 31, 2012
	Fair value through profit or loss			Measurement hierarchy
Millions of euros	Held for trading	Fair value option	Hedges	Level 1 (Quoted prices)	Level 2 (Other directly observable market inputs)	Level 3 (inputs not based on observable market data)	Liabilities at amortized cost	Total carrying amount	Total Fair value
Issues	—	—	—	—	—	—	45,329	45,329	49,956
Loans and other payables	1,774	—	1,615	113	3,276	—	18,135	21,524	21,874
Total financial liabilities	1,774	—	1,615	113	3,276	—	63,464	66,853	71,830

Telefónica, S.A.    25

Condensed consolidated interim financial statements 2013

The movements in the Group’s issues in the six months ended June 30, 2013 and 2012 are as follows:

Millions of euros	Balance at December 31, 2012	Issues	Repurchases or redemptions	Net foreign exchange and other differences	Balance at June 30, 2013
Debt securities issued in an EU member state, which required the registration of a prospectus	28,565	3,700	(2,794)	(613)	28,858
Debt securities issued in an EU member state, which did not require the registration of a prospectus	228	—	—	(17)	211
Other debt securities issued outside of EU member states	16,536	2,027	(2,157)	(757)	15,649
TOTAL	45,329	5,727	(4,951)	(1,387)	44,718

Millions of euros	Balance at December 31, 2011	Issues	Repurchases or redemptions	Net foreign exchange and other differences	Balance at June 30, 2012
Debt securities issued in an EU member state, which required the registration of a prospectus	26,100	2,863	(1,549)	(20)	27,394
Debt securities issued in an EU member state, which did not require the registration of a prospectus	219	—	—	8	227
Other debt securities issued outside of EU member states	15,920	13	(468)	534	15,999
TOTAL	42,239	2,876	(2,017)	522	43,620

Telefónica, S.A.    26

Condensed consolidated interim financial statements 2013

The description of the main issues or cancellations in the first half of 2013 is as follows (in millions):

Issuer	ISIN Code	Issue / Redemption	Type of security	Transaction date	Nominal amount (million)	Issue currency	Equivalent (million euros)	Interest Rate	Listing Market
Telefónica Emisiones, S.A.U.	XS0874864860	Issue	Bond	01/22/13	1,500	EUR	1,500	3.9870%	London
Telefónica Emisiones, S.A.U.	XS0907289978	Issue(1)	Bond	03/27/13	1,000	EUR	1,000	3.9610%	London
Telefónica Emisiones, S.A.U.	US87938WAQ69	Issue	Bond	04/29/13	1,250	USD	953	3.1920%	NYSE
Telefónica Emisiones, S.A.U.	US87938WAR43	Issue	Bond	04/29/13	750	USD	572	4.5700%	NYSE
Telefónica Emisiones, S.A.U.	XS0934042549	Issue	Bond	05/29/13	750	EUR	750	2.7360%	London
Telefónica Emisiones, S.A.U.	US87938WAF05	Redemption	Bond	02/04/13	(750)	USD	(553)	5.8550%	NYSE
Telefónica Emisiones, S.A.U.	US87938WAE30	Redemption	Bond	02/04/13	(850)	USD	(627)	Libor + 0.33%	NYSE
Telefónica Emisiones, S.A.U.	US87938WAK99	Redemption	Bond	04/26/13	(1,200)	USD	(923)	2.5820%	NYSE
Telefónica Emisiones, S.A.U.	XS0368055959	Redemption	Bond	06/12/13	(1,250)	EUR	(1,250)	5.5800%	London
Telefónica Emisiones, S.A.U.	XS0494547168	Partial Redemption(1)	Bond	03/27/13	(407)	EUR	(407)	3.4060%	London
Telefónica Emisiones, S.A.U.	XS0696856847	Partial Redemption(1)	Bond	03/27/13	(198)	EUR	(198)	4.9670%	London
Telefónica Emisiones, S.A.U.	XS0279928385	Partial Redemption	Bond	03/26/13	(204)	GBP	(241)	5.8880%	London
Telefonica Europe, B.V.	XS0162867880	Redemption	Bond	02/14/13	(1,500)	EUR	(1,500)	5.1250%	London
Telefónica Brasil, S.A.	BRVIVTDBSO51	Issue	Bond	04/25/13	1,300	BRL	495	CDI + 0.68%	Sao Paulo
Telefónica, S.A.	Various	Issue	Promissory Note	Various	379	EUR	379	1.6206%	n/a
Telefónica, S.A.	Various	Redemption	Promissory Note	Various	(200)	EUR	(200)	2.4687%	n/a
Telefonica Europe, B.V.	Various	Issue	Commercial Paper	Various	4,547	EUR	4,547	0.4000%	n/a
Telefonica Europe, B.V.	Various	Redemption	Commercial Paper	Various	(3,670)	EUR	(3,670)	0.3708%	n/a

(1)	Issue linked to an exchange of two Telefónica bonds maturing in 2015 and 2016 for an amount of 605 million euros

Telefónica, S.A. has a full and unconditional guarantee on issues made by Telefónica Emisiones, S.A.U. and Telefónica Europe, B.V.

During the first half of 2013, Telefónica, S.A. has repurchased bonds issued by Telefónica Emisiones S.A.U. and Telefonica Europe, B.V. up to an amount equivalent to approximately 98 million euros.

Telefónica, S.A.    27

Condensed consolidated interim financial statements 2013

Interest-bearing debt arranged in the first half of 2013 includes mainly the following:

Transaction description	Type of transaction	Nominal (millions)	Currency	Equivalent (million euros)	Transaction date		Agreement Nominal Amount (millions)	Arrangement date	Maturity date
Telefónica, S.A.
Syndicated RCF Tranche B(1)	Repayment	(2,530)	EUR	(2,530)	jan/jun-13	(2)	3,000	07/28/10	07/28/15
Syndicated loan Tranche A1	Repayment	(1,000)	EUR	(1,000)	mar-13	(2)	1,000	07/28/10	07/28/13
Syndicated Facility TrA2A (FSF 2013)(3)	New	—	EUR	—	02/22/13		700	02/22/13	02/22/17
Syndicated Facilty TrA2B (FSF 2013)(3)	New	—	EUR	—	02/22/13		700	02/22/13	02/22/18
Vendor Financing	Drawdown	206	EUR	206	03/26/13		206	02/21/13	02/21/16
Vendor Financing	Drawdown	285	USD	218	06/13/13		1,001	02/22/13	01/31/23
Telefónica Europe, B.V.
Vendor Financing	Drawdown	300	USD	229	06/24/13		1,200	08/28/12	10/21/23
Telefónica Chile, S.A.
Syndicated loan	Repayment	(150)	USD	(115)	05/13/13		150	06/09/08	05/13/13

(1)	These repayments do not reduce the facility limit.
(2)	It includes several transactions made in the first half of 2013.
(3)	In February, a refinancing deal was signed relating to the tranche of the syndicated loan maturing in July 2014 for an amount totalling 1,400 million euros, under which 700 million euros have been extended to February 2017 and 700 million euros to February 2018. Available from July 2014.

Telefónica, S.A.    28

Condensed consolidated interim financial statements 2013

Note 11. Average number of Group employees

The average number of Group employees in the first six months of 2013 and 2012 is as follows:

Average number of employees	June 2013	June 2012
Males	81,316	85,074
Females	50,566	51,545
Total except Atento Group companies sold	131,882	136,619
Employees of Atento Group companies sold (Note 3)	—	150,819
Total	131,882	287,437

Note 12. Income tax

There were no significant changes in the tax charges in the accompanying comparative interim income statements for the first six months of 2013 and 2012. The deviation in both periods with respect to the income tax expense that would result from applying the statutory tax rates prevailing in each country where the Telefónica Group operates is due to the existence of tax incentives and non-deductible expenses in accordance with the rulings of the various tax authorities, and the recognition of the tax effects identified in the Group’s regular evaluation of the recoverability of tax losses.

Regarding the Group’s main tax litigation in Peru, on March 20, 2013, notification was received of a first instance court decision upholding the Group’s arguments for three of the five objections challenged in the courts of law. The authorities and the company have filed an appeal against the decision with higher courts. Despite the assessments originally raised by the tax authorities, of 141 million euros plus interest (against which appeals will be filed for unconstitutionality) and penalties, only 38 million euros has been deposited to date as the rest is suspended until the courts issue their ruling. The Group and its legal advisors believe they have legal grounds to expect the ruling on the appeal to be favorable for the Group on second instance.

At June 30, 2013 the Group has assessed the situation with respect to all tax inspections outstanding, and does not expect that the conclusion thereof would give rise to the need to recognize any material liabilities in the Group’s condensed consolidated interim financial statements.

Note 13. Other information

Litigation:

With regard to ongoing litigation, the main developments in litigation reported in Note 21.a) to the consolidated annual financial statements for the year ended December 31, 2012 from that date to the date of authorization for issue of these interim financial statements are as follows:

Contentious proceedings in connection with the merger between Terra Networks, S.A. and Telefónica

On April 23, 2013, the Madrid Regional Court dismissed in its entirety the appeal filed by the plaintiffs, former shareholders of Terra Networks, S.A. (Campoaguas, S.L., Panabeni, S.L. and others) against the lower court ruling handed down on September 21, 2009 that dismissed the suit filed for alleged breach of contract in respect of the conditions set forth in Prospectus of the Initial Public Offering of shares of Terra Networks, S.A. of October 29, 2009. The Madrid Regional Court has therefore confirmed the rulings of the decision under appeal and ordered the appellants to pay court costs. The sentence became firm on May 29, 2013, with no further appeals possible.

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Condensed consolidated interim financial statements 2013

Case before the Directorate General for Competition of the European Commission – Telefónica / Portugal Telecom

On January 23, 2013, the European Commission imposed a fine on Telefónica, S.A. of 67 million euros, as the European Commission ruled that Telefónica and Portugal Telecom committed an infraction as stipulated in Article 101 of the Treaty on the Functioning of the European Union (“TFEU”) for having entered into the agreement set forth in Clause Nine of the sale and purchase agreement of Portugal Telecom’s ownership interest of Brasilcel, N.V., a joint venture in which both were venturers and owner of Brazilian company Vivo. On April 9, 2013, Telefónica filed an appeal for annulment of this ruling with the European Union General Court.

Commitments:

The main developments in the first six months of the financial year with regard to commitments and information reported in this connection in Note 21.b) to the consolidated financial statements for the year ended December 31, 2012 are as follows:

Agreement signed on April 30, 2013 with Corporación Multi Inversiones (“CMI”) for the sale of investment in Central America

On April 30, 2013, Telefónica signed an agreement with Corporación Multi Inversiones (“CMI”) for the sale by Telefónica of 40% of its assets in Guatemala, El Salvador, Nicaragua and Panamá.

The price of the sale amounted to 500 million US dollars plus a variable amount of up to 72 million dollars, based on the future performance of the transferred assets.

The sale will be executed by means of the creation of a joint venture in which Telefónica will contribute all its assets in the aforesaid companies and in which CMI will take a 40% stake.

On July 19, 2013 the Company informed that the conditions to which the transaction was subject had been met. It is expected that the transaction will be completed in the coming days.

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Condensed consolidated interim financial statements 2013

Note 14. Events after the reporting period

The following events regarding the Group took place between the reporting date and July 24, 2013:

Financing

•

On July 11, 2013, Telefónica, S.A. has reduced the principal amount by 470 million euros under its syndicated credit facility (tranche B) dated July 28, 2010, consequently the availability of this tranche is 3,000 million euros.

Agreement with Corporación Multi Inversiones (“CMI”)

•

On July 19, 2013 the Company informed that the conditions to which the closing of the sale of 40% of its assets in Guatemala, El Salvador, Nicaragua and Panama to CMI was subject had been met. It is expected that the transaction will be completed in the coming days.

Agreement with KPN for the acquisition of its affiliate E-Plus

•

On July 23, 2013 Telefonica and its German listed subsidiary Telefónica Deutschland Holding, AG (Telefónica Deutschland) have signed an agreement with Koninklijke KPN, N.V. (KPN), under which Telefónica Deutschland will acquire the German subsidiary of KPN, E-Plus Mobilfunk GmbH & Co. KG (E-Plus). KPN will receive a stake of 24.9% in Telefónica Deutschland and a cash consideration of 3,700 million euros.

Subsequently, Telefónica will acquire a 7.3% of Telefónica Deutschland from KPN for a total price of 1,300 million euros, and the ownership of KPN in Telefónica Deutschland will be reduced to 17.6%.

Previously, Telefónica Deutschland will call a General Shareholders Meeting in order to approve a capital increase to finance the cash consideration of the transaction. Telefónica will subscribe the proportional corresponding share in this capital increase and will guarantee, on its own or through third parties, the subscription of the remaining percentage of such capital increase.

The closing of this transaction is subject to certain conditions such as merger clearance and the approval by the Extraordinary Shareholders General Meeting of KPN.

Note 15. Additional note for English translation

These interim financial statements were originally prepared in Spanish. In the event of a discrepancy, the Spanish language prevails.

These interim financial statements are presented on the basis of International Accounting Standards (IAS) 34 Interim Financial Reporting and article 12 of Royal Decree 1362/2007. Consequently, certain accounting practices applied by the Group do not conform with generally accepted principles in other countries.

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Condensed consolidated interim financial statements 2013

Appendix I. Changes in the scope of consolidation

In the first six months of 2013, no significant changes occurred in the consolidation scope.

The main changes in the consolidation scope taking place in the first half of 2012 were as follows:

Telefónica Latin America

The merger process between Telefónica Móviles Colombia, S.A. a wholly owned subsidiary of the Telefonica Group, and Colombia Telecomunicaciones, S.A. ESP a 52% owned subsidiary of the Telefónica Group, was completed on June 29, 2012, with the Telefónica Group holding 70% of the shares of the resulting company.

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Condensed consolidated interim financial statements 2013

Interim consolidated management report

TELEFÓNICA GROUP

Consolidated results

In the first half of 2013, Telefónica continued with a series of specific initiatives under the transformation strategy in place since last year. Despite a challenging economic backdrop and stiff competition in key markets, these initiatives are clearly bearing fruit. The Company is continuing to adapt to customer requirements and staying ahead of a changing environment, rolling out a new commercial offer that is raising customer satisfaction and reducing churn. At the same time, the Telefónica continues to simplify its operating model by boosting efficiency and quality levels.

Telefónica managed 317.3 million accesses at the end of June, up 2% year-on-year. This figure was affected by the sale of the fixed business in the UK (720 thousand customers), the disconnection of 114 thousand mobile contract accesses in the Czech Republic and the application of more restrictive accounting criteria for the prepay segment.

Mobile accesses stood at 249.5 million, up 2% compared with June 2012 and largely driven by the contract segment. Contract customer growth accelerated by 8% year-on-year to account for 34% of total mobile accesses (+2 p.p. year-on-year).

Mobile broadband accesses stood at 63.3 million at the end of June 2013, posting the best year-on-year growth since the second quarter of 2012 (+41%) to increase its leading position against mobile accesses to 25% (+7 p.p. year-on-year). This solid business is still driven by major growth of smartphones – by June smartphones accounted for 24% of mobile accesses (+7.9 p.p. year-on-year).

Retail broadband accesses were up 2% year-on-year to 18.3 million at the half-year close, stripping out the impact of the sale of the United Kingdom fixed business. Net adds totaled 202 thousand in the half-year period.

Telefónica Digital launched further services aimed at transforming the Company into a digital telecommunications operator, so it can leverage all the opportunities for growth in this sector. Likewise, Telefónica Global Resources continued to carry out its top-priority projects to help shift Telefónica to a fully global model.

The Atento Group’s results were deconsolidated from the Telefónica Group as of November 30, 2012 (following the sale of that group during the fourth quarter of 2012). Consequently, the year-on-year comparison of Telefónica’s reported financial results is affected by this change. The results of the United Kingdom fixed business are also excluded as from May 1, 2013 following the sale of those assets in April 2013.

Year-on-year performance was also adversely impacted in the first half by exchange rate fluctuations, mainly due to the devaluation of the Venezuelan bolivar beginning on January 1, 2013 and the depreciation of the Brazilian reais and the Argentine peso. In the first half of 2013, exchange rate differences reduced revenue growth by 5.5 p.p. and lowered OIBDA by 5.4 p.p. Changes in the consolidation scope also lowered revenues and OIBDA by 1.8 p.p. and 1.2 p.p., respectively, in the half-year.

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Condensed consolidated interim financial statements 2013

Revenues totaled 28,563 million euros in the first half of 2013, down 7.8% year-on-year; stripping out the effects of exchange rates and inflation adjustments in Venezuela and changes to the scope of consolidation, revenues fell by 0.5% year-on-year. Telefónica’s Latin America revenues dropped by 1.9% year-on-year due to adverse exchange rate developments and the effect of hyperinflation; excluding these effects, growth would stand at 8.6% year-on-year. The revenues earned by Telefónica Europe are down by 11.2% year-on-year on the back of exchange rates and changes to the scope of consolidation; disregarding these effects, revenue would be down by 9.7%. In addition to exchange rates and changes to the scope of consolidation, excluding the adverse effects of tariff reductions, consolidated revenues were up by 1.0% for the half-year.

By regions, Telefónica Latin America is the Group’s growth driver, and now accounts for 51.4% of total revenues during the six-month period (+3.1 p.p. year-on-year), while Telefónica Europe has fallen back to 46.9% (-1.8 p.p.), which includes Telefónica Spain’s decline (-2.0 p.p. to 23.0%).

Mobile data revenues are the other source of growth within the Telefónica Group. They increased by a solid 1.5%, excluding the effects of exchange rates and hyperinflation and changes to the scope of consolidation (+9.6% year-on-year), and account for 36.4% of mobile revenues during the period, up by 3 p.p. against the first half of 2012. Non-SMS data revenues are up by 13.5%, and excluding the effects of exchange rates and hyperinflation this comes out as 22%, accounting for 63% of total data revenues (56% during the first six months of 2012).

Total consolidated expenses, which include supplies, personnel expenses and other costs (primarily external services and taxes other than corporate income tax) amounted to 19,947 million euros in the six-month period. This represents a 7.1% decrease year-on-year, with exchange rate differences, inflation adjustments in Venezuela, changes in the consolidation scope and the change in the contractual commercial model for contract handsets in Chile, contributing -6.8 p.p. to this decline. Expenses were contained as a result of the cost-saving efficiency initiatives implemented. The change in the contractual commercial model for contract handsets in Chile means that as of this year the entire cost of handsets is included in OIBDA, whereas until September 2012 when the change was introduced, this cost was recognized as CapEx; in order to compare growth on a like-for-like basis, CapEx was reclassified in 2012 to expenses. A breakdown by expense component is as follows:

•

Supply costs decreased 6.8% in the half-year (down 1.5% when stripping out the impact of exchange rate differences, inflation adjustments in Venezuela, changes to the scope of consolidation and the change in the contractual commercial model for contract handsets in Chile), reflecting lower interconnection costs and reduced expenses on handset purchases in Telefónica Europe, as the new commercial model, mainly the withdrawal of subsidies in Spain.

•

Personnel expenses were down 15.5%, with exchange rate differences, inflation adjustments in Venezuela and the changes in the consolidation scope contributing -19.9 p.p. to this reduction. When stripping out both impacts, personnel expenses would be up 4.4%. This increase is primarily due to the higher costs in Latin America following inflation in certain countries in the region, partially offset by the decrease in costs in Telefónica Europe chiefly due to greater savings at Telefónica Spain. Personnel expenses also reflect non-recurring restructuring costs totaling 98 million euros in the first half of 2013 (52 million euros in the same period of 2012), primarily in Brazil and the UK.

•	The average headcount was 131,882 employees, down slightly compared with the first half of 2012 (-3.5%) when excluding the impact of deconsolidation of Atento.

•

External services costs standing at 6,598 million euros, 33.1% of the total of expenses, fell by 1.6% against the first six months of 2012; exchange rates, inflation adjustments in Venezuela and changes to the scope of consolidation contributed -0.6 p.p. to the decrease, and thus in comparable terms external services costs were down by 1.0%. This was due to lower commercial expenditure in Europe, mainly in relation to handset subsidies and advertising as the result of the new commercial strategy rolled out in 2012 and savings on efficiency and process simplification initiatives.

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Condensed consolidated interim financial statements 2013

Gains on disposal of assets totaled 152 million euros in the first half of 2013 mainly on the strength of the sale of the United Kingdom fixed business (73 million euros), the sale of Hispasat (21 million euros) and sales of towers in Latin America (35 million euros), partially offset by the 16 million euros write-down made against the interest in Telefónica Ireland. In the first half of 2012, this heading totaled 285 million euros, 211 million euros of which related to the sale of non-strategic towers in Latin America and Spain.

OIBDA amounted to 9,421 million euros, down by 9.7% in reported terms. However, stripping out the effects of exchange rates, inflation adjustments in Venezuela, the change in the contractual commercial model for contract handsets in Chile, changes to the scope of consolidation and the sale of non-strategic towers, it was practically stable compared to the first six months of 2012 (-0.4%).

OIBDA margin for the first half of the year was 33.0% (-0.7 p.p. year-on-year); excluding the effects of exchange rates, inflation adjustments in Venezuela, the change in the contractual commercial model for contract handsets in Chile and changes to the scope of consolidation, OIBDA margin was stable against the same period in 2012, unlocking the value of successful deployment of the transformation strategy (efficiency and cost-saving initiatives) and the benefits of scale and diversification of the Company.

Depreciation and amortization (5,105 million euros in the first half of 2013) was down 0.5%. Exchange rate differences, inflation adjustments in Venezuela and changes in the consolidation scope contributed -5.1 p.p. to this decrease. When stripping out both these impacts, depreciation and amortization rose 4.5%, primarily due to higher charges made in Brazil essentially caused by the accelerated depreciation of MMDS television assets and to the higher charges in Venezuela and Argentina. Total depreciation and amortization arising from purchase price allocation processes was 425 million euros, down 13.6% year-on-year, mainly due to lower charges in Telefónica Europe and the exchange rate impact in Brazil.

Operating income amounted to 4,316 million euros in the first half of 2013, down 18.6% year-on-year. Exchange rate differences, inflation adjustments in Venezuela, the change in the contractual commercial model for contract handsets in Chile and changes in the consolidated scope contributed -13.1 p.p.

The share of profit of investments accounted for by the equity method was 28 million euros in the first half, a sharp turnaround compared with the same period of 2012 (-498 million euros, mainly due to Telco, S.p.A.‘s write-down of its investment in Telecom Italia).

Net financial expenses totaled 1,399 million euros in the first six months of the year, of which 47 million euros were accounted for by exchange losses. Excluding this effect, net financial expenses fell by 13.6% against the same period in 2012, thanks to lower average debt (-8.5% compared to June 2012) and the lower cost of gross debt on the back of lower interest rates and the lesser weight of currencies with higher rates (mainly the Colombian peso). This produces an effective cost of debt, excluding exchange differences, of 5.23% over the last 12 months (5.37% to December 2012).

Corporate income tax amounted to 751 million euros in the first half of 2013, down 21.8% year-on-year. The effective tax rate for the six-month period fell to 25.5% (-4.3 p.p. vs. 2012), reflecting the recognition of tax credits.

Profit attributable to non-controlling interests reduced first-half net profit by 138 million and was down 24.2% year-on-year, mainly as a result of the lower profit attributed to minority shareholders in Brazil.

Accordingly, consolidated net profit totaled 2,056 million euros, a decline of 0.9% against the first six months of 2012, while basic earnings per share fell by 0.7% year-on-year to 0.46 euro.

Interest payments in the first six months of 2013 amounted to 1,512 million euros, a year-on-year decrease of 18.8%, chiefly due to the reduction of net financial expenses mentioned in the preceding paragraph (-13.6% year-on-year) and other non-recurring effects.

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Condensed consolidated interim financial statements 2013

Taxes paid in the first half of 2013 amounted to 878 million euros, higher than the year-ago figure, mainly as a result of the increase in payments on account in Spain following approval of new tax measures.

Transactions with non-controlling interests in the first half of the year amounted to 289 million euros, an increase of 105 million euros against the same period in 2012, from payment of dividends by Telefonica Deutschland.

As a result, free cash flow for January-June 2013 was 1,451 million euros (1,727 million euros for January-June 2012), including spectrum payments of 1,110 million euros (425 million euros at June 2012). Excluding this impact, free cash flow totaled 2,562 million euros, up 19.0% year-on-year as a result of lower interest payments and positive trends in working capital.

Net financial debt stood at 49,793 million euros at the end of June 2013, falling by 8,517 million euros against June 2012, and by 1,466 million euros compared to December 2012. If post-closing date transactions are added in (sale of 40% of assets in Central America, sale of 100% of Telefónica Ireland and Inversis), debt would amount to 48,614 million euros.

The smaller burden of debt during the first six months of the year was primarily due to the generation of a free cash flow prior to spectrum payment of 2,562 million euros (409 million euros more than the same period the previous year) and other factors such as net sales of treasury stock, the lower current value of obligations due to fixed-rate derivative transactions, accrued interest lower than payments and other effects, totaling a further 835 million euros in debt reduction.

Conversely, the factors adding to debt during the first half of the year were spectrum payment (1,110 million euros), payment of commitments (403 million euros), net financial investment (51 million euros) and the impact of changes to exchange rates (367 million euros), including the devaluation of the Venezuela bolívar (873 million euros), partially offset by the depreciation of other Latin American currencies and the sterling pound with respect to the euro.

The leverage ratio (net debt over OIBDA for the preceding 12 months excluding write-downs and gains/losses on the sale of companies) was 2.40, at the end of June 2013. The ratio is reduced to 2.36 times once considered post-closing events (sale of 40% of assets in Central America, sale of 100% of Telefonica Ireland and Inversis).

In the first half of 2013, Telefónica’s financing activity, excluding short-term commercial paper programs activity, has been intense through bond and loan markets executing operations for an amount close to 7,800 million equivalent euros. The financing activity was mainly focused on financing in advance debt maturity profile at Telefónica, S.A. for the following years while strengthening liquidity position. Therefore, the Company maintains a debt maturity profile that, along with its liquidity position and undrawn committed credit lines, is covered until the end of 2015. Net debt maturities for 2014 amount to 5,310 million euros, while for 2013 the cash and liquid assets position exceed gross maturities

The main financing transactions performed in the first six months of 2013 are as follows:

•	In January, Telefónica issued 10-year bonds in the euro market for 1,500 million euros. The issue was more than 6.5 times oversubscribed.

•

In February, the Group signed an agreement with 23 banking institutions to refinance the Vivo syndicated loan tranche maturing in July 2014, for a total of 1,400 million euros. As per the terms of the refinancing, 700 million euros were deferred until February 2017 and 700 million euros to February 2018.

•	Also in February, two deals were signed to finance the purchase of equipment from Canadian and Swedish suppliers, for 206 million euros and 1,001 million U.S. dollars respectively.

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Condensed consolidated interim financial statements 2013

•

In March, the company issued an 8-year bond for an amount of 1,000 million euros, linked to an exchange of two Telefónica bonds maturing in 2015 and 2016 for an amount of 605 million euros. Additionally, the company repurchased 204 million GBP of a bond maturing in January 2014.

•

In April, was launched a U.S. dollar-denominated bond for an amount of 2,000 million U.S. dollars, distributed in two tranches: a 5-year tranche of 1,250 million U.S. dollars and a 10-year tranche of 750 million U.S. dollars, more than 2.5 times oversubscribed.

•	Finally, in May Telefónica issued 6-year euro bonds for an amount of 750 million euros.

Telefónica, S.A. and its holding companies have remained active under their various commercial paper programs (domestic and European), with an outstanding balance of approximately 2,155 million euros at June 30, 2013.

In the first half of 2013, Telefónica’s Latin American subsidiaries tapped financing markets for approximately 650 million equivalent euros. This includes Telefónica Brazil’s 5-year issue in April, amounting to 1,300 million Brazilian reais.

Telefónica maintains total undrawn committed credit lines in excess of 14,000 million euros, of which more than 12,350 million mature in more than 12 months.

At the half-year close, bonds and debentures represented 71% of consolidated financial debt, while bank borrowings accounted for 29%.

With regard to investment, the Company continues to focus on reassigning resources to growth and transformation activities (84% of the total), leveraging the efficiencies achieved in areas such as IT, procurement, quality indices and a reduction in churn. First-half CapEx totaled 3,903 million euros (+6.7% year-on-year) and included 834 million euros relating to the acquisition of spectrum; in the United Kingdom (717 million euros), Uruguay (24 million euros), Spain (65 million euros) and Brazil (28 million euros). The year-on-year increase in investment was 6.7%. Excluding spectrum investment, changes to exchange rates, inflation adjustments in Venezuela, the change in the contractual commercial model for contract handsets and changes to the scope of consolidation, investment was down by 7.6% against January-June 2012.

As a result of trends in OIBDA and CapEx, operating cash flow (OIBDA-CapEx) decreased 18.5% year-on-year.

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Condensed consolidated interim financial statements 2013

Risks and uncertainties facing the company

The Telefónica Group’s business is conditioned by a series of intrinsic risk factors that affect exclusively the Group, as well as a series of external factors that are common to businesses of the same sector. The main risks and uncertainties facing the Group which could affect its business, financial position and results must be considered jointly with the information in the consolidated financial statements of 2012 and the information in these condensed consolidated interim financial statements, and are as follows:

Group-related risks

Country risk (investments in Latin America)

At June 30, 2013, approximately 51.4% of the Telefónica Group’s revenue (approximately 49.8% of its assets) is generated by the Latin American segment (primarily in Brazil, Argentina, Venezuela, Chile and Peru); 77.6% of those assets are generated in countries classified as investment grade (Brazil, Chile, Peru, Colombia, Mexico, Uruguay and Panama) by some of the credit rating agencies. The Telefónica business is especially sensitive to any of the risks related to Latin America described in this section, particularly if they affect or arise in Brazil, which at June 30, 2013 accounted for 49.9% of assets and 43.8% of revenue from Latin American operations.

The Group’s investments and operations in Latin America could be affected by a series of risks related to economic, political and social factors in these countries, collectively denominated “country risk,” including risks related to the following:

•

government regulation or administrative policies may change unexpectedly, including changes that modify the terms and conditions of licences and concessions and their renewal (or delay their approvals) which could negatively affect the Group’s interests in such countries;

•

the effects of inflation, currency depreciation or currency restrictions and other restraints on transfer of funds may be imposed. For example, in Venezuela, the official U.S. Dollar to Bolivar fuerte exchange rate is established by the Central Bank of Venezuela and the Minister of Finance. Additionally, the acquisition of foreign currencies by Venezuelan companies to pay foreign debt or dividends is subject to the pre-authorisation of the relevant Venezuelan authorities. The Argentinean peso is depreciating on a nearly linear basis against the U.S. dollar;

•	governments may expropriate or nationalise assets, adverse administrative tax decisions, or increase their participation in the economy and companies; and

•	economic downturns, political instability and civil disturbances may negatively affect the Telefónica Group’s operations in such countries.

Foreign currency and interest rate risk

The Telefónica Group’s business is exposed to various types of market risks, above all the impact of changes in interest rates or foreign currency exchange rates, which may mean that an adverse evolution of such risks will lead to a decrease in the value in euros in which the Group’s operations and cash generation are reflected.

The Telefónica Group uses a variety of strategies to manage this risk, mainly through the use of financial derivatives, which themselves are also exposed to risk, including counterparty risk. Furthermore, the Group’s risk management strategies may not achieve the desired effect, which could adversely affect the Group’s business, financial condition, results of operations and cash flows.

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Condensed consolidated interim financial statements 2013

In this regard, on February 8, 2013, the Venezuelan bolivar fuerte was devalued from 4.3 bolivar fuertes per U.S. dollar to 6.3 bolivar fuertes per U.S. dollar. The exchange-rate situation of the Bolivar fuerte affects the estimates made by the Group of the net asset value of the foreign currency position related to investments in Venezuela, which translated to an approximate pre-tax loss of 438 million euros on the 2012 financial statements. This devaluation has resulted in a decrease in the net assets of the Telefónica Group in Venezuela as a result of the translation to euros at the new exchange rate with a balancing entry in the Group equity for an approximate amount of 1,000 million euros, including a reduction of approximately 873 million euros in the value in euros of net financial assets denominated in bolivar fuertes.

At June 30, 2013, 74% of the Group’s net debt (in nominal terms) had fixed interest rates for more than one year, while 20.5% was denominated in a currency other than the euro.

To illustrate the sensitivity of financial expenses to a change in short-term interest rates at June 30, 2013: (i) a 100 basis points increase in interest rates in all currencies in which Telefónica has a financial position at that date would lead to an increase in financial expenses of 106 million euros, (ii) whereas a 100 basis points decrease in interest rates in all currencies except the euro, U.S. dollar and the pound sterling (these to zero rates), in order to avoid negative rates, would lead to a reduction in financial expenses of 36 million euros. These calculations were made assuming a constant currency and balance position equivalent to the position at that date and bearing in mind the derivative financial instruments arranged.

As for the impact on the income statement, specifically exchange gains and losses in the financial result, at June 30, 2013, the impact of a 10% increase in the value of the euro over the rest of the currencies (in real terms) would result in an exchange losses of 180 million euros (assuming a constant currency position with an impact on profit or loss at that date including derivative instruments arranged and that Latin American currencies would fall against the U.S. dollar and the rest of the currencies against the euro by 10%).

Dependance on external sources of financing

The performance, expansion and improvement of networks, the development and distribution of the Telefónica Group’s services and products, development and implementation of the General Strategic Plan of the Company, as well as the development and implementation of new technologies or the renewal of licences require a substantial amount of financing.

The performance of financial markets in terms of liquidity, cost of credit, access and volatility, continues to be overshadowed by persisting uncertainty regarding certain factors such as the pace of economic recovery, the health of the international banking system or the concerns regarding the burgeoning deficits of some European countries. The worsening international financial market conditions caused by some of these factors could make it more difficult and more expensive to refinance existing financial debt (at June 30, 2013, gross maturities in 2013, including the net position in derivative financial instruments, certain current payables and expected early redemptions amounted to around 3,349 million euros, or 2,849 million euros should Telefónica elect not to exercise expected early redemptions, and in 2014 to 5,668 million euros) or arrange new debt if necessary, and more difficult and costly to raise funds from our shareholders.

Although the Group maintains hedges on 24-month maturities, obtaining financing on the international capital markets could also be restricted (in terms of access and cost) if Telefónica’s credit ratings are revised downwards, either due to lower solvency or operating performance, or as a result of a downgrade in the rating for Spanish sovereign risk by rating agencies. Any of these situations could have a negative impact on our ability to honour our debts.

Moreover, market conditions could make it harder to renew existing undrawn credit lines, 11.89% of which, at June 30, 2013, initially mature prior to June 30, 2014.

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Condensed consolidated interim financial statements 2013

Risks Relating to Our Industry

Current global economic situation

The Telefónica Group’s business is impacted by general economic conditions in each of the countries in which it operates. The uncertainty about whether economic recovery will continue may negatively affect the level of demand from existing and prospective customers, as customers may no longer deem critical the services offered by the Group. The main macroeconomic factors that could have an adverse impact on consumption and, accordingly, demand for our services and the Telefónica Group’s results include the dearth of credit as banks adjust their balance sheets, trends in the labour market, further erosion of consumer confidence, with an immediate increase in saving rates, or needs for greater fiscal adjustment, which would undermine household income levels and corporate revenues, expenses and investments.

This risk is higher in Europe, where we obtained 48.1% of total Group revenues in 2012 (Spain 24.0%, United Kindom 11.3%, Germany 8.4%), according to Economic and Financial Affairs department of the European Commission, which estimates that the European economy will not perform well in 2013 showing a contraction of around 0.5%, similar to the contraction in 2012.

Similarly, the sovereign debt crisis in certain Euro zone countries and rating downgrades in some of these countries should be taken into account. Any further deterioration in sovereign debt markets or greater restrictions on credit in the banking sector could have an adverse impact on Telefónica’s ability to raise financing and/or obtain liquidity. This could have a negative effect on the Group’s business, financial condition, results of operations or cash flows. In addition, there could be other possible follow-on effects from the economic crisis on the Group’s business, including insolvency of key customers or suppliers.

Lastly, in Latin America, the exchange rate risk in Venezuela (as reflected by the recent currency devaluation in February 2013) and Argentina (with a constant devaluation of the Argentinean peso against U.S. dollar) exists in relation to the negative impact any unexpected weakening in their currencies could have on cash flows from these countries.

Highly regulated markets

As a multinational telecommunications group that operates in highly regulated markets, the Telefónica Group is subject to different laws and regulations in each of the jurisdictions in which it provides services and in which supranational regulators such as the European Union and national, state, regional and local authorities intervene to varying degrees and as appropriate. This regulation is strict in the countries in which the Group holds a significant market power position.

In Europe, wholesale mobile network termination rates came down. There were considerable reductions in many of the countries where the Group operates, notably in the United Kingdom (with a final reduction scheduled for 2014 and a decrease in prices of over 83% compared to the end of 2010) and Germany (cuts of over 50% since November 2010). The European Commission requested, in a Recommendation, to the German regulator to withdraw or amend the preliminary decision related to the reduction. The German regulator confirmed its preliminary decision on July 19, 2013. In Spain, the schedule for reducing mobile call termination rates came into play on April 16, 2012, and the target price (1.09 euros) was attained in July 2013, with a decrease of approximately 75% in wholesale prices. Other countries where rates will fall as from this year are the Czech Republic (slightly more than 49%), Ireland (approximately 72%) and Slovakia (approximately 61%).

Other services with regulated prices in Europe include call roaming, SMS and data services. The European Parliament and Council have approved the new Roaming III regulation which replaces all previous regulations. The objective of this Regulation is to set maximum prices for voice and SMS retail and wholesale services between July 2012 and July 2014, which will then be progressively reduced. It also regulates retail and wholesale data roaming charges for the first time.

Additionally, according to Roaming III, from July 2014, mobile operators would be forced to separate the sale of roaming services from their domestic services. This would allow users to choose a different operator for calls made in other Member States. Lastly, in relation to net neutrality, the new European regulatory framework establishes as a general principle the importance of ensuring European citizens have free internet access. Nevertheless, regulators could also adopt at any time measures or additional requirements to reduce roaming prices and fixed and/or mobile termination rates, and force Telefónica to provide third-party access to its networks.

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Condensed consolidated interim financial statements 2013

In 2013, the European Commission is developing a plan for the consolidation of a European Digital Single Market, which is expected to be submitted to the European Council in October 2013. The new regulation is expected to be adopted by the European Parliament and Council in April 2014. The regulation’s main objective is to stimulate the provision of cross-border European services and the growth of investment, employment, etc.

In addition, as part of implementation of the Single European Payment Area (SEPA), new terms and technical and operational processes are being introduced to comply with new regulatory requirements for the direct debit system incorporated in the SEPA, which may have a certain economic impact on the Company.

Moreover, in Latin America there is a tendency to review – and reduce – mobile network termination rates. For instance, reductions of 61% in Mexico (2011), contested by Telefonica Mexico, and Chile begun a process that will lead to a new price-fixing that will presumably become effective in mid-January 2014. In Brazil, in October 2011, the regulator (Anatel) approved the fixed-mobile rate adjustment regulation, which entails a gradual reduction of these rates until 2014 by applying a CPI- factor, which results in a reduction of approximately 29% in 2012-2014. However, the “Plano Geral de Metas de Competição (PGMC) by the end of 2012, extended the reduction until 2015 and modified the rates for 2014 and 2015 (75% of the 2013 rate in 2014, and 50% of the 2013 rate in 2015). Nevertheless, despite the PGMC statement, it is expected that the rate will be based in the incremental costs model. The absolute reduction in mobile interconnection rates (VU-M) must be passed on to public rates.

In addition, there is a trend towards reductions in termination rates in Peru, Venezuela and Colombia. Nevertheless, it has to be taken into account the existence of other regulatory changes which contribute (as in Colombia) or may contribute (as in Mexico) to improve the company’s operations in some markets. Therefore, a new regulation was approved in Colombia on December 31, which considers an asymmetric application of the interconnection rates against the dominant operator for an initial period of 2 years.

The new regulatory principles established in Europe’s common regulatory framework, adopted in 2009 and transposed in the national legislation of each Member State in which Telefónica operated during 2011 and 2012 could result in increased regulatory pressure on the local competitive environment. Specifically, this framework supports the possibility of national regulators, in specific cases and under exceptional conditions, establishing the functional separation between the wholesale and retail businesses of operators with significant market power and vertically integrated operators, whereby they would be required to offer equal wholesale terms to third-party operators that acquire these products.

The recommendation on the application of the European regulatory policy to next-generation broadband networks drawn up by the European Commission (the “EC”) could also play a key role in the incentives for operators to invest in net fixed broadband networks in the short-term and medium-term, thus affecting the outlook for the business and competition in this market segment. Nonetheless, the EC is currently drafting a Recommendation on cost accounting and non-discrimination, which will affect the earlier Recommendation, and it is expected to be approved during the third quarter of 2013. Likewise, it is expected that this Recommendation contributes to the stability of the subscriber’s loop wholesale price of the copper networks. According to statements by Commissioner Kroes, initial evaluations are that the Commission could make the regulation for new generation networks more flexible in exchange for stricter measures on new operators concerning non-discrimination.

Meanwhile, as the Group provides most of its services under licences, authorisations or concessions, it is vulnerable to economic fines imposed by the Administration for serious breaches in the provision of servives and, ultimately, revocation or failure to renew these licences, authorisations or concessions or the granting of new licences to competitors for the provisions of services in a specific market.

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Condensed consolidated interim financial statements 2013

The Telefónica Group pursues their renewal to the extent provided by the contractual conditions, though it cannot guarantee that it will always complete this process successfully or under the most beneficial terms for the Group. In many cases it must satisfy certain obligations, including, among others, minimum specified quality standards, service and coverage conditions and capital investment. Failure to comply with these obligations could result in fines or even revocation or forfeiture of the licence, authorisation or concession. Additionally, the Telefónica Group could be affected by regulatory actions carried out by antitrust of competition authorities. These authorities could prohibit certain actions, such as new acquisitions or specific practices, create obligations or lead to heavy fines. Any such measures implemented by the competition authorities could result in economic and/or reputational loss for the Group, in addition to a loss of market share and/or in harm to the future growth of certain businesses.

Highly competitive markets and markets subject to constant technological development

The Telefónica Group operates in markets that are highly competitive and subject to constant technological development. Therefore, its activity is subject to the effects of actions by competitors in these markets and its ability to anticipate and adapt to constant technological changes taking place in the industry.

To compete effectively, the Telefónica Group needs to successfully market its products and services and respond to both commercial actions by competitors and other competitive factors affecting these markets, anticipating and adapting promptly to technological changes, changes in consumer preferences and general economic, political and social conditions. Failure to do so appropriately could have an adverse impact on the Group’s financial condition, results of operations and cash flows.

New products, technologies and developments arise constantly, that can render obsolete the products and services the Telefónica Group offers and the technology it uses. This means that Telefónica must invest in the development of new products, technology and services so it can continue to compete effectively with current or future competitors, and which may result in the decrease of the Group’s profits and margins associated with the Group’s revenues. In this respect, margins from traditional voice and data business are shrinking, while new sources of revenues are deriving from mobile internet and connectivity services that are being launched. Research and development costs amounted to 1,071 million euros and 983 million euros in 2012 and 2011, respectively, representing 1.7% and 1.6% of the Group’s consolidated revenue, respectively. One technology that telecommunications operators, including Telefónica (in Spain and Latin America), are focused on is the new FTTx-type network, which offers broadband access using optical fiber with superior services, e.g. internet speed of up to 100MB or HD television services. However, substantial investment is required to deploy these networks, which entails fully or partially substituting copper loop access with optic fiber. As things stand today, scant demand for the capabilities offered by these new networks to end users could make it difficult to quantify the return on investment and justify the high investment.

In addition, many of the aforementioned works directed to network upgrade and to offer new products or services are not entirely under the Telefónica Group’s control and could be constrained by applicable regulation.

Limitations on spectrum capacity could be costly and curtail growth

Telefónica’s mobile operations in a number of countries may rely on the availability of spectrum. The Group’s failure to obtain sufficient or appropriate spectrum capacity or its capacity to assume the related costs, could have an adverse impact on the quality of the launching and the provision of new services and on the Group’s ability to maintain the existing services, which may adversely affect the Group’s financial condition, results of operations and cash flows.

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Condensed consolidated interim financial statements 2013

On February 20, 2013, Telefonica UK was granted two blocks of 10 MHz in the 800 MHz spectrum band for the rollout of a nationwide 4G network, total investment was of approximately 645 million euros. In Germany, the right to use GSM licenses will expire in 2016. Therefore the German regulator, as part of a public consultation, published a proposal for an auction of the spectrum, which includes the auction and the renewal of the spectrum, besides the reserve of 2x5 MHz in the 900 MHz band for the four mobile phone operators, and auction of additional spectrum in the bands 700 MHz and 1500 MHz. Interested parties may submit statements to the consultation until October 4, 2013. In the Czech Republic, the spectrum auction is still underway. In Spain, during the second term of 2013, the following license extensions have been delivered: in the 900 MHz band there has been an extension of 4MHz from July 2025 to December 2030 and 1 MHz extension from February 2015 to December 2030, having paid 64 million euros ( deducting the value of the spectrum given for the 2011 auction); in the 1800 MHz band there has been an extension of 20 MHz from 2028 to December 2030, as a compensation of the spectrum transferred in the 2011 auction (4.8 MHz) . In 2012, Telefónica Ireland invested of 127 millon euros to obtain the spectrum in the 800, 900 and 1800 MHz bands. Meanwhile, also in 2012, an investment was made in spectrum capacity in Nicaragua amounting to 5 million euros. In Brazil, Vivo was awarded a block of band with “X” of 2500 MHz (20+20 MHz), including the 450 MHz band in certain states in 2012. In Venezuela, in August 2012, a concession agreement was signed between Telefónica Venezuela and the regulator for the additional 20 MHz in the 1900 MHz frequency that had been granted to this company. Also in August 2012, Telefónica Móviles Chile, S.A. was awarded radiofrequencies for 4G technology, in the 2,6 GHz (2x20 MHz) band, and additionally, the regulator has indicated that it will call to public auction to award the frequency blocks of the 700 MHz band, incorporating rural or low population density locations which will be mandatory for those who are awarded with the frequency blocks in the public auction. In Colombia, the company recently obtained 30 (15+15) MHz for LTE for approximately 85 million euros. In Venezuela, the operator is going to participate in the auction process of additional spectrum for LTE, which will take place at the end of 2013. In Mexico, a constitutional reform of telecommunications was approved in 2013, creating a wholesale network that is publicly and/or privately owned, to compete with concessionaire networks, and to which it will contribute 90 MHz of the 700 MHz band as a result of the digital dividend (the transition from analogue television to digital terrestrial television). In Uruguay, the Company acquired radiofrequencies amounting to 24 million euros in the first term of 2013. On July 22, 2013, Telefónica Móviles Peru was awarded block A (1710-1730 MHz and 2110-2130 MHz) to deploy 4G technology for an amount of approximately 152 million U.S. dollars (approximately 116 million euros). Regarding the award of new spectrum in those countries where Telefónica Group operates, a spectrum auctions is expected during 2013 and 2014 in Slovaquia.

Further details on the availability of spectrum of Group companies and the expiry of their rights, can be seen in Appendix VI of the Consolidated Financial Statements of 2012.

Supplier failures

As a mobile and fixed telephony operator and provider of telecommunications services and products, the Telefónica Group, like other companies in the industry, depends upon a small number of major suppliers for essential products and services, mainly network infrastructure and mobile handsets. The Telefónica Group depends on nine handset suppliers and thirteen network infrastructure suppliers, which together accounted for 80% of orders as of 30 June 2013. These suppliers may, among other things, extend delivery times, raise prices and limit supply due to their own shortages and business requirements.

If these suppliers fail to deliver products and services to the Telefónica Group on a timely basis, this could jeopardise network deployment and expansion plans, which in some cases could adversely affect the Telefónica Group’s ability to satisfy its licence terms and requirements or have an adverse impact on the Group’s business, financial condition, results of operations and cash flows.

Risks associated with unforeseen network interruptions

Unanticipated network interruptions as a result of system failures, including those due to network, hardware or software or cyber-attacks, which affect the quality of or cause an interruption in the Telefónica Group’s service, could lead to customer dissatisfaction, reduced revenues and traffic, costly repairs, penalties or other measures imposed by regulatory authorities and could harm the Telefónica Group’s reputation.

Telefónica attempts to mitigate these risks through a number of measures, including backup systems and protective systems such as firewalls, virus scanners and other physical and logical security. However, these measures are not always effective. Although the Telefónica Group has insurance policies to cover this type of incidents and risks, these policies may not be sufficient to cover all possible monetary losses, although the claims and loss in revenue caused by service interruptions to date have been covered by these policies.

Telefónica, S.A.    43

Condensed consolidated interim financial statements 2013

Electromagnetic radio emissions and possible health risks

Currently, there is significant public concern regarding alleged potential effects of electromagnetic fields, emitted by mobile telephones and base stations, on human health. This social concern has caused certain governments and administrations to take measures that have hindered the deployment of the infrastructures necessary to ensure quality of service and affected the deployment criteria of new networks.

In May 2011, the specialised cancer research body of the World Health Organization (IARC) classified the electromagnetic fields in mobile telephony as “possibly carcinogenic,” a classification which also includes products such as coffee and pickled foods. The World Health Organization subsequently indicated, in its fact sheet no. 193 published in June 2011, that to date it cannot be confirmed that the use of a mobile telephone has adverse effects on health. The last official study, published in 2012 by the UK Advisory Group on Non-ionising Radiation (AGNIR), concludes that there is not convincing evidence showing that mobile phone technologies cause adverse effects on the health of individuals. It cannot be certain that future reports and medical studies will not establish a link between the electromagnetic signals or emissions of radio frequencies and health problems.

Irrespective of the scientific evidence that may be obtained and even though Telefónica Group has an action plan for the various countries in which it provides services to ensure compliance with codes of good practice and relevant regulations, this concern may affect the capacity to capture or retain customers, discourage the use of mobile telephones, or lead to legal costs and other expenses.

Society’s worries about radiofrequency emissions could reduce the use of mobile telephones, which could cause the public authorities to implement measures restricting where transmitters and cell sites can be located and how they operate, and the use of our mobile devices, telephones and other products using mobile technology. This could lead to the Group being unable to expand or improve its mobile network. Furthermore, if any relevant authorities request that the thresholds of exposure to electromagnetic fields be reduced, the Group may have to invest in reconstructing its network to comply with these guidelines.

The adoption of new measures by governments or administrations or other regulatory interventions in this respect, and any future assessment of adverse health effects, may adversely affect the Group’s business, financial condition, results of operations and cash flows.

Risk of asset impairment

The Telefónica Group reviews on an annual basis, or more frequently when the circumstances require it, the value of assets and cash-generating units, to assess whether their carrying values can be supported by the future expected cash flows, including, in some cases synergies allowed for in acquisition cost. Potential changes in the regulatory, business, economic or political environment may result in the need to introduce changes to estimates made and recognise impairment losses in goodwill, intangible assets or fixed assets. Although the recognition of impairments of the aforementioned assets results in a non-cash charge on the income statement, it could adversely affect the results of the Telefónica Group’s operations. In this respect, the Telefónica Group has experienced impairment losses on certain of its investments, affecting the results of the year in which they were made. In 2012, an impairment loss was recognised on the stake in Telco, S.p.A. which, coupled with the impact of the recovery of all the operational synergies considered at the time of the investment and the profit contribution for the year, resulted in a negative impact of 1,277 million euros. In 2012, an impairment loss in goodwill was recognised amounting to 414 million euros for Telefónica operations in Ireland which, combined with the write-off of the intangible asset associated with the customer portfolio allocated to this market, resulted in a negative impact of 527 million euros.

Telefónica, S.A.    44

Condensed consolidated interim financial statements 2013

Risks associated with Internet

Our internet access and hosting services may involve us in civil liability for illegal or illicit use of the internet. In addition, Telefónica, like all telecommunications services providers, may be held liable for the loss, release or inappropriate modification of the customer data stored on its servers or carried by its networks.

In most countries in which Telefónica operates, the provision of its internet access and hosting services (including the operation of websites with shelf-generated content) are regulated under a limited liability regime applicable to the content that it makes available to the public as a technical service provider, particularly content protected by copyright or similar laws. However, regulatory changes have been introduced imposing additional obligations on access providers (such as blocking access to a website) as part of the struggle against some illegal or illicit uses of the internet, notably in Europe.

Other risks

Litigation and other legal proceedings

Telefónica and Telefónica Group companies are party to lawsuits and other legal proceedings in the ordinary course of their businesses, the financial outcome of which is unpredictable. An adverse outcome or settlement in these or future proceedings could result in significant costs and may have a material adverse effect on the Group’s business, financial condition, results of operations and cash flows.

Telefónica, S.A.    45

Condensed consolidated interim financial statements 2013

Results by Business Unit

Telefónica Latin America

In the first six months of the year, Telefónica Latin America continued to strengthen its position in the higher value segments to build up sustainable long-term growth. In that regard, the business focused on the quality of its network and ongoing innovation in its service offer.

When stripping out the effect of exchange rate differences and hyperinflation in Venezuela, this strategic approach resulted in a year-on-year growth of 8.6% in revenues (-1.9% in reported terms). This performance was primarily underpinned by higher mobile services revenues (up 10.3% year-on-year in local currency). In operating terms, at the June close, Telefónica managed a total of 215.0 million accesses in the region, a year-on-year growth of 3%. This growth was negatively impacted by the application of more restrictive accounting criteria for the prepay segment in several countries of the region.

The main trends in the mobile business include the following:

•	Estimated penetration in Latin America was 116% at June 30, 2013 (up 4 p.p. year-on-year).

•	Mobile accesses reached 179.1 million in the first half (+3% year-on-year), despite the negative impact of more restrictive accounting criteria for the prepay segment, as mentioned above.

The Company continued to strengthen its regional leadership in the contract segment, with year-on-year growth accelerating 14% to reach 42.5 million accesses. Contract accesses represent 24% of total mobile accesses (+2 p.p. year-on-year).

The acceleration in high-value customers is still propped up by solid demand for smartphones, which increased by 90% year-on-year to account for 18% of mobile accesses (+8 p.p. year-on-year). Mobile broadband penetration was 20%, with 35.9 million accesses to the end of June 2013.

•

Net adds reached 2.5 million accesses in the first half, with year-on-year growth of 2.5%, despite the effects of more restrictive accounting criteria for the prepay segment, pushing total churn to 3.6% for the six-month period.

Net customer adds were especially high in the contract segment, reaching 3.1 million accesses in the year.

•	Traffic increased 6% in the half-year, with outgoing calls rising 7% year-on-year in the six-month period.

•

ARPU continued to rise despite lower termination rates and was up by 4.8% year-on-year. Outgoing ARPU climbed 6.9% in the year, reflecting the Company’s efforts to maximize customer value by focusing on the contract segment, as well as the growing take-up of data plans.

Highlights in the fixed telephony business are as follows:

•	Total accesses numbered 35.9 million in at June 2013, growing 3% year-on-year.

•

Accesses in the traditional business totaled 24.3 million at June 2013 (up 2% year-on-year) as a result of the service bundling strategy and the commercial success of the fixed wireless service in certain countries in the region.

•

Retail broadband accesses ended the half-year at 8.8 million, for a 7% year-on-year growth, with net adds of 343 thousand in the six-month period. Broadband accesses accounted for 36% of traditional business accesses, a 2 p.p. increase year-on-year.

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Condensed consolidated interim financial statements 2013

•	Pay TV accesses rose 8% year-on-year, to 2.5 million by the end of June.

•	The continued focus on bundling and broadband is reflected in the fact that 75% of fixed accesses already entail some form of bundled services.

Telefónica Latin America’s revenues reached 14,682 million euros in the first half of 2013, a year-on-year decline of 1.9% due to the negative impact of changes to exchange rates, mainly depreciation of the real in Brazil and the peso in Argentina and devaluation of the bolívar in Venezuela. Excluding exchange rate variations and inflation adjustments in Venezuela, year-on-year growth would stand at 8.6%.

Growth in local currency reflects the strong performance of mobile service revenues (+10.3% year-on-year in the first half of 2013), despite the negative impact of new regulations (-1.4 p.p. in the first half). Outgoing mobile revenues were up 12.0% in the first half, underpinned by the strong contribution of voice (contributing 4.9 p.p. to growth over the six months) and data (adding 7.7 p.p. to year-on-year growth for the period).

The mobile broadband business remained a key growth driver, with first-half mobile data revenue climbing 5.1% (excluding the impact of exchange rates and inflation adjustments in Venezuela, growth would have been 21.1%), to account for 32% of all mobile service revenues (+3 p.p. year-on-year). The upward trend in connectivity revenues bolstered the growth in non-SMS data revenues to 18.7% (36.0% excluding the impact of exchange rates and inflation adjustments in Venezuela during the six-month period). As a result, these revenues now account for 62% of data revenues (+7 p.p. year-on-year).

Total expenses for the half-year stood at 10,321 million euros, up 1.2%, and by 10% excluding the impact of exchange rates, inflation adjustments in Venezuela, the change in the contractual commercial model for contract handsets in Chile and sales of towers during both years:

•

Supply costs rose by 6.9% year-on-year, and by 13.9% excluding the impact of exchange rates, inflation adjustments in Venezuela, the change in the contractual commercial model for contract handsets in Chile, to stand at 3,998 million euros, on the strength of a major increase in high-value customers, with an ever-increasing proportion of smartphone handsets, a reversal of provisions in Brazil with a positive impact on the second quarter of 2012, and the higher costs associated with suppliers of contents and rentals of network locations.

•

External services costs amounted to 4,020 million euros a year-on-year decrease of 2.4%, or a 6.7% decrease excluding the impact of exchange rates and inflation adjustments in Venezuela. The costs of third-party contracts were also higher due to increased commercial activity in the fixed business. Growth in external services also responds to the widespread increase in prices, which led to higher costs in some countries in the region.

•

Personnel expenses came to 1,448 million euros, up 0.8% year-on-year, +11.9% excluding the impact of exchange rates and inflation adjustments in Venezuela. This rise reflected the aforementioned widespread price increases and despite the staff restructuring and voluntary redundancy programs implemented to continue improving efficiency levels. These programs had a negative impact on expenses of 32 million euros in the first half of 2013, compared to 56 million euros in the same period in 2012.

OIBDA stood at 4,646 million euros in the first half of 2013, a year-on-year decline of 10.9% caused by the negative impact of variations in exchange rates and inflation adjustments in Venezuela, already mentioned, and sales of non-strategic towers (35 million euros in the first six months of 2013, as against 183 million euros in the first six months of 2012). Excluding the impact of exchange rates and inflation adjustments in Venezuela, the change in the contractual commercial model for contract handsets in Chile and sales of towers in both periods, year-on-year growth comes out at 5.1%. The change in the contractual commercial model for contract handsets in Chile means that as of this year the entire cost of handsets is included in OIBDA, whereas until September 2012 when the change was introduced, this cost was recognized as CapEx; in order to compare growth on a like-for-like basis, CapEx was reclassified in 2012 to expenses.

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Condensed consolidated interim financial statements 2013

First-half OIBDA in 2013 was negatively impacted by the aforementioned staff restructuring and voluntary redundancy programs (32 million euros) and by a series of factors affecting various countries in the region in 2012 (integration expenses, brand changes and reversal of provisions in Brazil, service interruptions in Argentina, retroactive impact of the new Venezuelan labor law, etc.). These factors had a positive impact of 24 million euros in the second half of 2012 and a negative impact of 42 million euros in the first half of 2012.

The OIBDA margin stood at 31.6% at June 30, 2013 (-1.0 p.p. year-on-year in the half).

CapEx amounted to 1,716 million euros in the first half of 2013 (-10.2% in reported terms; +2% in local currency eliminating the change in the contractual commercial model for contract handsets in Chile and excluding the spectrum acquired in Uruguay and Nicaragua in the first half of 2013 and 2012, respectively). CapEx was primarily allocated to ongoing network improvements in order to provide innovative services such as 4G in Brazil, and as outlay for increasing broadband speeds and improving the pay TV service in the region.

Operating cash flow (OIBDA – CapEx) stood at 2,930 million euros, a year-on-year decline of 11.3%.

BRAZIL

On July 1, 2013, Telefónica Brazil reached a further milestone in its integration process when final approval was secured for the restructuring process. This entails the integration of all companies into Telefónica Brazil, except Telefónica Data, which will incorporate all value-added services.

In operating terms, in 2013 the company launched and began selling 4G services, now present in 22 cities. In the months following the launch, VIVO quickly became a market leader in this technology.

Telefónica Brazil remains committed to innovation, with highlights at the mobile business including the launch of its “MultiVivo” plan, whereby customers can add up to five additional devices to a single contract data and/or voice billing plan for 29.9 reais/month per device.

In the fixed business, further progress has been made towards improving commercial activity across all services, focusing on increasingly higher-speed DSL offerings in the broadband business and ongoing customer migration to higher value plans. In addition, and rounding off its value offering to customers, satellite TV products were relaunched throughout the Sao Paulo state in June, while the number of IPTV pay TV connections and the coverage of this service continued to grow.

As a result, Telefónica managed 91.4 million accesses in Brazil at the end of June, stable in year-on-year terms despite the more restrictive criteria for reporting prepay customers.

Operating performance highlights at the mobile business are as follows:

•	Penetration in Brazil increased to 134% (+4 p.p. year-on-year).

•

Market share stood at 28.7% at June 2013 (-0.9 p.p. year-on-year) and at 37.8% in the contract segment (+1.2 p.p. year-on-year), thanks to the strategic focus on higher-value segments. Mobile access figures were virtually unchanged at 76.2 million (+1% year-on-year), though there was a marked improvement in quality, as the contract segment rose 20% year-on-year to account for 27% of mobile accesses (+4 p.p. vs. June 2012). Prepay customers decreased by 5%, reflecting the application of more restrictive accounting criteria for inactive accesses.

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Condensed consolidated interim financial statements 2013

•

The sharp growth in contract accesses is being driven by the high demand for smartphones, which doubled year-on-year and account for 17% of all mobile accesses (+9 p.p. year-on-year), all with data plans attached. As a result, mobile broadband accesses surged 71% year-on-year to account for 21% of mobile accesses (+8 p.p. year-on-year).

•

Net adds in the contract segment totaled 1.9 million in the first half. Churn stood at 3.6%, affected by the application of more restrictive accounting criteria for prepay customers. Contract churn continues to decrease year-on-year (-0.2 p.p. in the half).

•

Traffic grew by 10% year-on-year in the first six months, thanks to the more active customer base. Top-ups also performed well, growing 10% year-on year in the half despite the decline in the prepay customer base.

•	ARPU continues to reflect the higher quality customer base, with a year-on-year increase of 2.2% despite the lower termination rates. Outgoing ARPU rose 5.9% year-on-year.

The main highlights of commercial activity at the fixed business at June 2013 are as follows:

•	Traditional accesses stood at 10.6 million, down 2% year-on-year.

•

Retail broadband accesses reflected net adds of 104 thousand in the half (+23.4% year-on-year), placing the customer base at 3.9 million accesses (+3% year-on-year). The roll-out of fiber is at the heart of this process: at June 2013 more than 1.3 million households were outfitted for this technology and 145 thousand households had high-speed connections (+63% year-on-year).

•	Pay TV accesses stood at 537 thousand (-17% year-on-year), impacted by the loss of MMDS technology accesses associated with the return of the license.

Revenues for the first half of 2013 hit 6,430 million euros, a year-on-year decline of 6.8% due to devaluation of the Brazilian real. Excluding the impact of the exchange rate, revenues increased by 3.0% year-on-year despite the decrease of the interconnection tariffs applied as of April 6, 2013 following the reduction of mobile interconnection tariffs (VUM; -11.84%) and the fixed-mobile retail tariff (VC; -8.77%).

The mobile business continues to see solid growth, offset in part by lower revenues from the fixed business.

Mobile revenues stood at 4,209 million euros in the first half of 2013, with a year-on-year decline of 1%—disregarding the exchange rate effect, this comes out as an increase of 9.4% year-on-year.

•

Mobile service revenues increased 6.2% year-on-year excluding the effect of exchange rates, reflecting the reduction in mobile termination rates in force since April. Excluding the impact of the interconnection reduction, mobile service revenues would have been up by 8% year-on-year for the six months. Data revenues were the main driver of service revenue growth, rising 20% year-on-year excluding the effect of exchange rates, though voice revenues also increased year-on-year. Data revenues account for 29% of service revenues in the six-month period, driven by the growing demand for smartphones.

•

Revenues from handset sales rose 93.4% year-on-year, underpinned by the company’s focus on high value customers, the increased weight of smartphone sales and the new sales model for small- and medium-sized enterprises as from mid-2012.

Revenues in the fixed business totaled 2,221 million euros (a 7.2% year-on-year decrease excluding the effect of exchange rates), partly due to the reduction in retail fixed-mobile rates which contributed -1 p.p. to growth during the six months. A breakdown by component is as follows:

•

Voice and access revenues (-11.1% excluding the impact of exchange rates movements) continue to be affected by the fixed-mobile replacement and by the aforementioned reduction in retail fixed-mobile rates.

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Condensed consolidated interim financial statements 2013

•

Broadband and new service revenues rose 0.2% year-on-year in the first half excluding the impact of exchange rates movements, reversing the recent trend, thanks to higher data and IT revenues and despite the reduction in long-distance circuit rates in November 2012 and the stiff competition in the fixed broadband and pay TV businesses.

Total expenses were down by 3.4% year-on-year; excluding the exchange rate impact, expenditure was up 6.8% year-on-year, primarily due to greater commercial expenditure in both the mobile business (increase in high-value adds) and the fixed business, as a result of the transformation underway, which has led to greater commercial activity across all services. The increase in commercial expenditure was partially offset by the synergies achieved through integration of the businesses.

The year-on-year comparison is also affected by expenses related to the workforce restructuring and voluntary redundancy programs in the first half of 2013 (27 million euros) and other non-recurring expenses recorded in 2012 in connection with earlier such programs, brand unification efforts and the reversal of a provision. The positive impact amounted to 12 million euros in the first half-year.

The first half of 2013 also saw the sale of non-strategic towers for 30 million euros and compares with the sum of 163 million euros recorded in the first half of 2012.

OIBDA stood at 2,069 million euros, for a year-on-year decrease of 17.7%, badly hit by discrepancies between sales of towers during both years and the impact of the exchange rate; excluding the effect of the exchange rate and sales of towers during both years, the decrease would be only 4.2%.

CapEx amounted to 742 million euros a fall of 23% (excluding exchange rate and licenses, this comes out as 18.1% year-on-year). This was mainly used to expand and increase the capacity of the mobile and fixed networks with the aim of satisfying growing demand for data, as well as for the ongoing deployment of the new 4G network. In the second quarter 28 million euros were recorded as additional part of the spectrum acquired in the fourth quarter of 2012 to offer LTE service.

ARGENTINA

Telefónica maintained its market leadership in Argentina in the first half of 2013, drawing from an integrated offering strategy featuring bundled fixed and mobile broadband, and from its innovative value-added services.

At June 30, 2013, Telefónica managed a total of 25.7 million accesses, up 12% year-on-year.

Highlights of the operating performance of the mobile business in the first half of 2013 are as follows:

•	Estimated penetration in the mobile market was 148% (+9 p.p. year-on-year).

•	Mobile accesses stood at 19.1 million (+14% year-on-year), with solid growth in smartphones (+114% year-on-year), which currently account for 27% of accesses (+13 p.p. year-on-year).

•

Net adds were 1.5 million accesses in the six-month period. Contract churn remained the sector benchmark (0.9% in the half). Overall trends in net contract adds are positive, reaching 241 thousand accesses at June 30, 2013.

•	Traffic figures continue to be strong, rising 10% year-on-year.

•	ARPU increased by 7.2% year-on-year to June, fuelled by voice traffic growth and the steady uptake of data services.

Telefónica, S.A.    50

Condensed consolidated interim financial statements 2013

The main first-half highlights of commercial activity at the fixed business are as follows:

•

Traditional fixed accesses rose 4% year-on-year to 4.8 million, driven by the success of bundled services (73% of accesses now have some kind of service bundle, +2 p.p. year-on-year). This performance also reflects the take-up of fixed wireless technology.

•	Retail broadband accesses totaled 1.8 million, up 8% year-on-year, with 52 thousand net adds in the first half of 2013.

Revenues for the first six months of 2013 came to 1,829 million euros, representing a year-on-year increase of 2.8%, or 21.3% excluding the exchange rate variation, and showing a solid year-on-year performance.

Mobile revenues amounted to 1,217 million, up 24.1% year-on-year in local currency:

•

Mobile service revenues maintained a positive evolution growing by 19.8% year-on-year in the first six months reflecting high consumption levels. Data revenues continue to drive growth, advancing 33.5% year-on-year to account for 48% of service revenues (+5 p.p. year-on-year).

Revenues in the fixed business rose 16.6% year-on-year to 672 million euros in the first half.

•	Access and voice revenues were up 7.6% year-on-year, fuelled by voice service bundling and the upward trend in accesses.

•

Broadband and new service revenues were especially strong, climbing 24.8% year-on-year in the first six months. These revenues now account for 48% of fixed revenues, with the growth in Internet, content, data, IT and capacity rental revenues underpinning this improvement.

Total expenses totaled 1,381 million euros, representing 7.5% year-on-year growth, or 27.0% year-on-year over the six-month period, excluding the exchange rate effect. This was due to higher costs of contents, the general increase in prices chiefly affecting staff costs and external services, greater outlays on taxation and higher commercial costs as a result of greater commercial activity during the year.

OIBDA at the end of June 2013 stood at 458 million euros, a year-on-year decrease of 11.3% or, excluding the impact of exchange rates, a year-on-year increase of 4.8%, and a 24.6% OIBDA margin in the first six months of the year (-3.8 p.p. year-on-year, affected by the increased proportion of earnings from contents, which have a smaller margin, and a general increase in prices.

CapEx stood at 234 million euros for the six-month period, with 34% growth, or 58.2% growth excluding the impact of the exchange rate, pointing to the emphasis placed on boosting quality, particularly fixed broadband and mobile broadband services. This year-on-year trend cannot be extrapolated to the entire year due to the different levels of realization of investment over both years.

CHILE

Telefónica continued to lead the telecommunications market in Chile in the first half of 2013, despite the highly competitive market environment. The company’s success drew from its unique and integrated services offer, further strengthened by new value propositions released in the second quarter.

In the first half of 2013, the company bolstered its position in higher value market segments by restructuring its contract plan portfolio. This entailed the launch of more attractive voice and data plans aimed at increasing and accelerating the growth of mobile data.

Telefónica, S.A.    51

Condensed consolidated interim financial statements 2013

In the fixed business, Telefónica continues to roll out VDSL and fiber optic technologies, enabling it to offer customers outstanding broadband speeds of up to 150 Mbps.

To correctly interpret these financial results, it is important to note that in the fourth quarter of 2012 a contractual change led the company to record all contract handset sales as expenses and not as CapEx. To account for this change, comparisons must be made with the year 2012 homogenized using the same treatment.

At June 30, 2013 Telefónica managed a total of 13.5 million accesses in Chile, for year-on-year growth of 6%.

Highlights of the operating performance of the mobile business are as follows:

•	Estimated penetration of 158% in the Chilean mobile market (+10 p.p. year-on-year).

•

Telefónica Chile had 10.4 million mobile accesses, for year-on-year growth of 8%, with net adds of 337 thousand in the first six months of 2013. Smartphone use is up 2.3 times the year-ago figure, accounting for 24% of all mobile accesses (+13 p.p. on June 2012).

•

Churn for the first six months of the year was 2.5% (-0.1 p.pl year-on-year). Contract churn continued to decline year-on-year (-0.4 p.p. in the half) as a result of the strategic focus on customer satisfaction and the success of the customer retention policies implemented.

•

Traffic increased by 5% year-on-year in the first six months, fuelled by growth in outgoing traffic (+5% year-on-year in the half), with higher traffic per customer in both the contract and prepay segments.

•	ARPU fell by 6.4% year-on-year during the first half, affected by fiercer competition.

Highlights of commercial activity in the fixed business are as follows:

•

Traditional accesses stood at 1.7 million (-5% year-on-year), following a net loss of 42 thousand in the six-month period, with a focus on retention bringing down churn levels (-0.2 p.p. year-on-year over the six months).

•

Retail broadband accesses totaled 952 thousand at the June close, maintaining the strong pace of year-on-year growth (+5%) following net adds of 20 thousand in the half. In a highly competitive environment, the company focused on improving customer satisfaction by increasing service quality. This is reflected in the 7 p.p. rise (to 62%) in accesses with speeds of more than 4 Mb.

•

Pay TV accesses totaled 464 thousand at June 2013, continuing the upward trend (+14% year-on-year), primarily due to ongoing improvement in churn (-0.9 p.p. year-on-year in the half). This performance was largely underpinned by higher quality service and the company’s efforts to retain customers.

Telefónica, S.A.    52

Condensed consolidated interim financial statements 2013

Revenues came in at 1,269 million euros in the first half of 2013, a year-on-year increase of 2.5%, or 0.6% excluding the impact of exchange rates and the change in the contractual commercial model for contract handsets.

During the first six months of 2013, mobile revenues rose 5.6% year-on-year to 789 million euros (+3.6% excluding the impact of exchange rates and the change in the contractual commercial model for contract handsets).

•

Mobile service revenues dropped slightly compared to the first half of 2012 (-0.2% in local currency). However, data revenues continued to climb, rising 6.0% year-on-year in the half in local currency.

•

Revenues from handset sales soared 51.5% year-on-year in the first half in local currency and excluding the change in the contractual commercial model for contract handsets, driven by the higher volume of gross adds compared to the prior year, with a larger proportion of high value customers.

Revenues from the fixed business totaled 530 million euros in the first half of 2013, down 3.7% year-on-year in local currency:

•

Broadband and new service revenues, which account for 55% of fixed business revenues (+5 p.p. year-on-year in the half), rose 4.9% year-on-year in local currency, underpinned by growth in Internet, data, IT and capacity rental revenues.

•	Voice and access revenues decreased 12.6% year-on-year in local currency, mainly as a result of the smaller number of traditional accesses and lower prices due to increased service bundling.

Total expenses showed year-on-year growth of 16.4% against the first six months of 2012; disregarding the impact of exchange rates, the change in accounting treatment for the lease-without-charge model and tower sales, total expenses fell by 1.1% year-on-year in the first half of 2013, primarily reflecting process and systems efficiency measures implemented in recent months, creating a more simple and efficient structure.

Accordingly, OIBDA stood at 401 million euros at June 2013, down in year-on-year terms by 18.6%; disregarding the impact of exchange rates, the change in the contractual commercial model for contract handsets and tower sales, OIBDA showed a year-on-year increase of 3.6%. OIBDA margin was 31.6%, a reported year-on-year fall of 8.2 p.p., substantially affected by the change in the contractual commercial model for contract handsets already mentioned, that affects the accounting with no impact on cash generation. Disregarding the impact of exchange rates, the change in the contractual commercial model for contract handsets and tower sales, OIBDA rose by 0.9 p.p. year-on-year, thanks to the efficiency measures taken by the company, offsetting greater commercial effort.

In the first half of 2013, the company recognized 4 million euros in connection with the sale of non-strategic towers.

CapEx amounted to 208 million euros in the first six months of 2013, representing a fall of 19.7% against 2012. Disregarding the exchange rate impact and the change in the contractual commercial model for contract handsets, the increase would stand at 43.4% year-on-year, and mainly related to the roll-out and quality improvement of both the fixed and mobile networks. CapEx was affected by the aforementioned accounting change, which reduced investment by 116 million euros in the half year, with no impact on cash flow generation. Year-on-year growth figures cannot be extrapolated to the full year in view of the differing stage of investment in the years in question.

PERU

Telefónica posted a solid operating and financial performance in Peru in the first half of 2013, leveraged on the benefits of its integrated services offer, its continual improvement of service quality and its efforts to simplify rates.

In the half-year period, the company continued to promote bundled offers in the fixed business, particularly aiming to migrate pay TV customers to bundles featuring an HD channel offer (which yields higher ARPU), and its portfolio of voice and data plans at the mobile business to drive smartphone take-up.

Telefónica also remains firmly committed to expanding telecommunications as a key tool for development in Peru. To that end, the company renewed mobile concession contracts in March 2013. In addition, Telefónica secured LTE spectrum in the AWS band (2x20 MHz) in the July 22 auction, for approximately 116 million euros. This acquisition enhances the quality of the services offered by the Company, and therefore shores up its competitive positioning.

Telefónica, S.A.    53

Condensed consolidated interim financial statements 2013

At June 30, 2013, the company managed 20.5 million accesses, up 4% year-on-year.

Highlights of the operating performance of the mobile business are as follows:

•	Estimated mobile penetration in the market was 87% (+up 6 p.p. year-on-year).

•

Mobile accesses rose 5% year-on-year to 15.4 million, despite the application of more restrictive accounting criteria for prepay customers. The increase was mainly driven by the strong growth in the contract segment (+24% year-on-year), which now accounts for 26% of total accesses (+4 p.p. year-on-year). The key lever for this performance was mobile broadband accesses, which more than doubled versus June 2012, with penetration reaching 10% of the total base (+5 p.p.). A total of 1.4 million customers had smartphones, more than doubling the June 2012 figure.

•

Net adds in the first six months of 2013 stood at 169 thousand accesses, underpinned by strong net contract adds (414 thousand in the half, +23% year-on-year). This movement reflects the positive trends in churn (-0.2 p.p. year-on-year) and in new contract volume. Figures for the prepay segment were affected by the more restrictive accounting treatment mentioned above, which entailed a net loss of 245 thousand accesses in the half and negatively affected total churn (4.6% in the half, +1.0 p.p. year-on-year).

•	The improvement in customer activity is reflected in traffic figures, which rose 14% year-on-year, tripling the increase in the customer base.

•

The improvement in the quality of the customer base and the strong traffic performance were reflected in ARPU, which rose by 4.2% year-on-year. This increase was despite the impact of the change in the fixed-mobile rate and the termination rate reduction applied in October 2012. Accordingly, accumulated outgoing ARPU registered solid growth of 6.2% year-on-year, supported by the strength of data figures.

The main first-half highlights of commercial activity at the fixed business are as follows:

•	Traditional accesses totaled 2.9 million at June 2013, down 1% year-on-year, after recording a net loss of 11 thousand in the half.

•	Retail broadband accesses rose 13% year-on-year to 1.4 million, with net adds of 83 thousand in the six-month period, amid strong commercial activity.

•	Pay TV accesses stood at 912 thousand at June 2013, a year-on-year increase of 7%, with net adds of 11 thousand in the half.

Revenues in the first six months of 2013 totaled 1,237 million euros, with the pace of year-on-year growth accelerating to 7.8%, excluding exchange rates, growth was 6.8%. Revenues were adversely affected by regulatory changes regarding fixed-mobile calls and by the mobile termination rate reduction in October 2012, shaving 2.7 p.p. from growth.

In the six-month period, mobile revenues rose 10.9% year-on-year to 695 million (9.9% excluding the impact of exchange rates).

•	Mobile service revenues were up 8.7% year-on-year in the half in local currency, continuing their positive trend despite the regulatory impact mentioned above, shaving 4.3 p.p. from growth.

•

Data revenues posted strong year-on-year growth of 37.0% in the first half in local currency, to account for 21% of service revenues (+4 p.p. year-on-year). This performance was underpinned by the rapid growth in smartphones with data plans. Non-SMS data revenues grew by 60% in the half-year to account for 76% of mobile data revenues (+11 p.p. year-on-year).

Telefónica, S.A.    54

Condensed consolidated interim financial statements 2013

Revenues from the fixed business stood at 626 million euros in the first half of 2013, up 7.0% year-on-year or 6% excluding the exchange rate.

•

Broadband and new services revenues remained the chief growth driver, posting a year-on-year increase of 15.6% in the first six months in local currency. These revenues currently account for 64% of fixed revenues, thanks to the solid performance of income from Internet, TV, content and business services.

•	Voice and access revenues fell by 7.4% year-on-year in local currency in the first half, still affected by the regulatory changes.

Operating expenses totaled 830 million euros with year-on-year growth of 8.4% in the first six months of the year (+7.4% excluding the exchange rate), mainly due to increased commercial activity focused on high-value customers, higher content costs, greater personnel expenses associated with employee participation in the results of the company and increased tax expenses following application of new Internet and TV tax levies in 2013 (1% of revenues). In contrast, interconnection costs decreased in line with the reduction in mobile termination rates.

OIBDA stood at 431 million euros in the first half of the year with an increase of 7.3% against June 2012 (+6.3% disregarding the exchange rate impact), taking OIBDA margin to 34.9%, stable in year-on-year terms against the same period the previous year despite more intense commercial effort to attract and retain high-value customers.

CapEx amounted to 128 million euros, a year-on-year increase of 3.6% (+2.7% excluding the impact of exchange rates movements). The expenditure was primarily used to continue expanding and improving the network and to develop new services. Both initiatives are aimed at maintaining a level of service that is the benchmark in this market.

COLOMBIA

In the first half of 2013, Telefónica Colombia continued to steadily improve its commercial scope and financial results. This progress was first sparked by the merger between Telefónica Móviles Colombia, S.A. and Colombia Telecomunicaciones S.A. in June 2012.

In the first half of 2013, the Colombian communications authorities (CRC) began applying structural changes aimed at boosting the country’s telecommunications sector. These changes include the application of asymmetric termination rates between the operator with the largest market share and the other companies (including Telefónica).

In order to adapt to the new regulatory backdrop and to move forward in its market repositioning, the company continues to promote bundled services while maintaining its focus on higher-value customers. Noteworthy developments in the first half include the launch of a simplified prepay offer (flat rate for any destination) and a double minutes promotion for contract customers.

Illustrating Telefónica’s commitment to developing the Colombian telecommunications sector, at the June 26, 2013 auction the company secured spectrum in the AWS band (2x15 MHz), at a cost of 83 million euros. This spectrum will significantly bolster Telefónica’s position in the Colombian telecommunications market. As the investment associated with this spectrum award will be booked in the third quarter, it has not yet affected the company’s results.

At June 30, 2013, Telefónica Colombia managed 14.2 million accesses, down 3% compared year-on-year. This decrease was due to the high level of prepay mobile churn.

Telefónica, S.A.    55

Condensed consolidated interim financial statements 2013

The main highlights of the operating performance of the mobile business are as follows:

•	Estimated penetration in the mobile market was 100% (-3 p.p. year-on-year).

•

Mobile accesses totaled 11.7 million, down 5% year-on-year due to the decline in prepay customers caused by the aforementioned impact. However, the contract segment performed well, growing by 9% year-on-year to account for 27% of the mobile customer base (+4 p.p. year-on-year). Smartphone accesses rose to 2 million at the June close, with a penetration rate of 19% of the customer base (+11 p.p.). The growth rate was double that of the first half of 2012, boosting mobile broadband access growth.

•	Net adds were -23 thousand in the six-month period, although the contract segment performed well, with net adds of 189 thousand in the half.

•	Traffic growth picked up in the half-year to 9%. As accesses were down year-on-year, the higher traffic reflects the marked improvement in the quality of the customer base.

•	Telefónica’s strategy to maximize customer value is also reflected in the 1.8% year-on-year rise in ARPU in the half excluding the impact of exchange rates, despite the lower termination rates.

Highlights of the fixed business commercial activity in the first six-months of 2013 are as follows:

•	Traditional business accesses totaled 1.4 million (-1% year-on-year), with net adds of 15 thousand in the half.

•

Retail broadband accesses rose 23% year-on-year to 789 thousand. Accumulated net adds were 84 thousand in the half-year, almost triple the net adds for the same period of 2012. This increase is due to the strong reduction in churn (-1.0 p.p. in the half) driven by the company’s efforts to retain customers.

•

Pay TV accesses totaled 314 thousand, up 22% year-on-year, with net adds of 29 thousand in the first half (vs. 3 thousand in the first half of 2012). This performance was underpinned by the marketing of the product on a stand-alone basis since July 2012, which has increased coverage and therefore boosted gross adds.

Revenues came to 851 million in the first six months of 2013, down by 3.1%, or by 0.1% disregarding the exchange rate effect, helped along by better performances in both mobile and fixed-line business. Also disregarding the impact of lower mobile interconnection tariffs, in year-on-year terms revenues increased by 1.2% during the six months. Mobile revenues stood at 518 million euros in the half-year, and were down by 2.1% in reported terms (+1.1% year-on-year excluding the exchange rate effect).

•

During the first six months of 2013, mobile service revenues climbed 0.6% year-on-year excluding the impact of exchange rates, despite the lower termination rates. Excluding lower interconnection tariffs, mobile service revenues rose by 2.7% year-on-year.

Data revenues were up 3.9% year-on-year in the half in local currency, accounting for 25% of service revenues (+1 p.p. year-on-year). Non-SMS revenues rose 6.9% to represent 91% of data revenues (+3 p.p. year-on-year).

Revenues in the fixed business totaled 333 million euros, down 1.8% year-on-year in local currency, and down by 4.8% in reported terms.

•

Broadband and new service revenues grew 1.7% in local currency compared with the first half of 2012, underpinned by the strong performance of Internet and content revenues, which jointly accounted for 53% of fixed revenues (+2 p.p. year-on-year).

•

Voice and access revenues fell 5.6% in local currency compared to the year-ago figure. This performance was affected by the move toward the mobile business, and the reduction in termination rates (stripping out this impact, the decrease would be less than 0.6 p.p. in the half-year).

Telefónica, S.A.    56

Condensed consolidated interim financial statements 2013

Total expenses fell 5.8% year-on-year in the half in reported terms (-2,8% in local currency), driven by synergies achieved through integration of the fixed and mobile businesses. These synergies primarily relate to savings in advertising expenditure after unifying the brand in May 2012, as well as in personnel expenses, unrecoverable expenses in the fixed business and sales costs. First-half OIBDA stood at 287 million euros (+1.8% year-on-year, +5.0% excluding the impact of exchange rates), with an OIBDA margin of 33.8% for the year to date (+1.6 p.p. year-on-year excluding the impact of exchange rates). This improvement primarily stemmed from the benefits secured upon integrating the fixed and mobile units, which offset the impact of higher commercial activity.

CapEx in the first half stood at 108 million euros (+23% year-on-year in local currency, +19.2% in reported terms). The Company continues to focus on Colombia as a market with solid growth potential, channeling investment towards constant improvement of the fixed broadband service, mobile data and network quality. The year-on-year change cannot be extrapolated to the full year given the different stages of investment in the years concerned.

MEXICO

The transformation of the Mexican telecommunications market is continuing apace, as evidenced by the approval on June 10 of the new Telecommunications Law, which will infuse significant dynamism into the sector.

As an active participant in this process, Telefónica further shored up its position in the mobile market with new commercial offerings including the “Movistar Ilimitado” plans in the prepay segment, with off-net minute bundles, SMS, and 50 MB data, as well as unlimited on-net calls for top-ups of more than 100 pesos. Uptake has been strong, with 1.2 million customers signing up in the three months following the launch.

Operating performance highlights are as follows:

•	Estimated mobile penetration in the market was 88% at June 2013 (+2 p.p. year-on-year).

•	Telefónica’s total accesses in Mexico stood at 20.5 million (+2% year-on-year).

•

Mobile accesses totaled 19.1 million, in line with the year-ago figure. In this regard, the net loss of 81 thousand booked in the half-year due to the adoption of more restrictive criteria in the accounting accesses, offset the 11% rise in gross adds in the same period.

•

Mobile broadband accesses climbed 41% year-on-year thanks to the strong growth of smartphones (+58% year-on-year), which reached a penetration of 12% of total mobile accesses (+4 p.p. year-on-year). This reflects the commercial shift towards the data business and network quality, earning Telefónica the highest level of customer satisfaction in the market.

•	Churn was 3.0% in the first six months of 2013 (-0.1 p.p. year-on-year), adversely impacted by the more restrictive accounting criteria for inactive accesses, as mentioned above.

•	Telefónica’s efforts to reposition the brand and to improve the quality of the customer base are reflected in the stable traffic trends over the period.

•

ARPU fell by 7.9% in the first six months, mainly due to the strong competitive pressure and the decline in both voice termination rates (effective January 2013) and SMS termination rates (effective from the fourth quarter of 2012).

•

Fixed wireless accesses performed well, with net adds of 244 thousand in the six-month period, with strong take-up in areas still lacking fixed telephone connections. The number of accesses increased year-on-year by 58%.

Telefónica, S.A.    57

Condensed consolidated interim financial statements 2013

First-half revenues stood at 805 million euros, showing a variation of 3.8% (-0.5% excluding the exchange rate effect). Mobile service revenues were down 4.8% in the first half in local currency (-0.7% in reported terms) as a result of the highly competitive environment and the resulting price cuts, as well as of the aforementioned reduction in termination rates, which contributed -2.7 p.p.to the year-on-year decrease in mobile service revenues.

Data revenues declined 13.4% year-on-year in the first half (-16.9% excluding the impact of exchange rates), affected by the reduction in SMS termination rates and the strong uptake of bundles incorporating SMS (launched with a marked reduction in unit price). This offset the sharp growth (28.3% year-on-year in local currency, 33.8% in reported terms) in non-SMS data revenues, to account for 54% of total data revenues (+19 p.p. year-on-year). Data revenues accounted for 30% of mobile service revenues.

Total expenses, 687 million euros, increased during the six months by 9.4% in reported terms (4.9% year-on-year excluding the exchange rate effect), mainly on the back of a higher commercial outlay on capturing customers, customer loyalty and customer service as the result of a greater volume of new customers and work to improve customer satisfaction. Telefónica further improved efficiencies in network and other non-commercial costs, boosted by the agreement signed with Iusacell last year. As a result, the company is securing notable network expense and investment savings while significantly enhancing coverage and capacity of the services offered to customers.

OIBDA stood at 139 million euros in the first half, a variation of -25.1% year-on-year, or -22.5% excluding the exchange rate effect and sale of non-strategic assets in 2012 for 15 million euros. OIBDA margin stood at 17.3%, with a year-on-year variation of -6.6 p.p., or -4.9 p.p. disregarding the exchange rate effect and sale of non-strategic assets in 2012, due to the effect of the greater commercial outlay mentioned in the preceding paragraph.

CapEx amounted to 75 million euros at June 30, 2013, a 0.8% year-on-year increase in reported terms (-3.4% year-on-year excluding the impact of exchange rates) and was mainly used in the company’s commercial repositioning, with a particular focus on improving the distribution channel, increasing the capacity and coverage of the 3G network, and rolling out the 4G network.

VENEZUELA

Telefónica in Venezuela maintained in 2013, a market benchmark services portfolio, strengthening its leadership through a strategy focused on maximizing customer value, service quality and innovation, which is reflected in positive results, both in operational and financial terms.

The company continues to focus on commercial campaigns to promote take-up of mobile broadband, driving smartphone penetration in the customer base toward levels similar to Europe. Telefónica also continued to roll out new services to complement the mobile service offering, such as satellite pay TV and the fixed-wireless service.

The company’s results, in reported terms, were affected by the government’s decision to devalue the bolivar from 4.3 strong bolivars per dollar to 6.3 strong bolivars per dollar, as announced on February 8, 2013. Highlights of the business performance are as follows:

•	Estimated penetration in the Venezuelan mobile market at June 30, 2013 was 110% (+4 p.p. year-on-year).

•	At the June 2013 close, Telefónica managed a total of 11.8 million accesses in Venezuela (+8% year-on-year).

•

Mobile accesses totaled 10.6 million, up 8% year-on-year, representing overall net adds of 28 thousand accesses. At June 30, 2013, the contract customer base had advanced 32% year-on-year with net adds of 169 thousand accesses during the six-month period.

Telefónica, S.A.    58

Condensed consolidated interim financial statements 2013

•

Mobile broadband accesses continue to drive growth in total accesses, advancing 28% year-on-year in the first half. This performance was fuelled by the strong momentum of smartphones, which rose 37% year-on-year to reach a penetration of 37% of total mobile lines (+8 p.p. year-on-year).

•	Churn stood at 2.4% in the six-month period, up 0.2 p.p. year-on-year. Contract churn was lower, at 0.7% in the half (-0.2 p.p. year-on-year).

•	Traffic rose 22% in the first six months of 2013.

•	The company’s strategy to maximize customer value was reflected in ARPU, which rose by 22.6% year-on-year in the half, driven by strong growth in traffic and data usage.

•	Pay TV accesses almost doubled year-on-year to 277 thousand, reflecting Telefónica’s focus on providing innovative, high-quality services.

First-half revenues stood at 1,500 million euros, cutting back their year-on-year growth by 0.7% in reported terms, although growth is +40.2% year-on-year disregarding the impact of the exchange rate and hyperinflation. This reflects the strong performance of mobile service revenues (+34.9% in the first half excluding the impacts of exchange rates and hyperinflation), driven by the growth in traffic, the swift and strong take-up of data plans, and the improved customer mix.

Data revenues posted solid growth of 36.2% year-on-year in the first six months excluding the impacts of exchange rates and hyperinflation, to account for 40% of mobile service revenues. Non-SMS data revenues surged 61.9%, representing 61% of total data revenues (+10 p.p. year-on-year).

Total expenses during the first six months of 2013 stood at 858 million euros, a year-on-year decline in reported terms of 3.3%, although they increase by 35.4% excluding the impact of the exchange rate and hyperinflation, mainly impacted by the across-the-board price increases that pushed both personnel and external services costs up, and by higher costs paid in dollars for services and equipment purchases (adverse impact of devaluation of the local currency).

OIBDA stood at 650 million euros in the half-year and showed 2.2% growth in reported terms, although year-on-year growth disregarding the effect of the exchange rate and hyperinflation was 45.6%. The first-half OIBDA margin was 43.3% (+1.6 p.p. year-on-year), as high efficiency levels offset the widespread price increases mentioned above.

CapEx amounted to 116 million euros at June 30, a 25.9% year-on-year decline in reported terms, increasing by 4.2% excluding the effect of the exchange rate and hyperinflation, and was primarily earmarked for increasing 3G capacity and coverage following the acquisition of additional spectrum in the third quarter of 2012, as well as for investments in the transmission network and upgrades to the technology platform. The year-on-year change cannot be extrapolated to the full year given the different stages of investment in the years in question.

Telefónica Europe

Telefónica Europe’s operations are undertaking a deep transformation of the business to build a more sustainable model to strengthen its market position and to increase profitability amid a challenging and competitive environment.

Along the first half of 2013, Telefónica Europe started to see positive signs from the commercial offer refreshment recently implemented across countries, with a common tariff approach based on an innovative simple data-centric proposition away from subsidies. Hence, in Spain “Movistar Fusion” continued to be the key lever of the commercial performance, in the UK “O2 Refresh” proposition is showing encouraging adoption, in Germany “O2 Blue” all-in tariffs are transforming our customer base and “Free” tariffs in Czech Republic have shown successful results.

Telefónica, S.A.    59

Condensed consolidated interim financial statements 2013

On top of this, Telefónica Europe continued to drive the internal transformation of its operational model to adapt it to the new market conditions, building new capabilities to become a digital telco, focusing on cost discipline across the board, and looking to rationalize resource allocation with the aim to make market dynamics more rational, fostering initiatives such as network sharing agreements.

All these efforts are already delivering visible results at financial level, being noteworthy the better sequential year-on-year trends at revenue level as well as the year-on-year improvement in OIBDA margin achieved.

Total customer base reached 101,8 million accesses at the end of June (-1% year-on-year) and was affected by the disconnection of 114 thousands accesses of inactive mobile contract customers in 2013 in Czech Republic and the disposal of the fixed business assets in Telefónica UK in 2013 (720 thousand accesses). Main mobile operating highlights are:

•

The mobile customer base stood at 70.3 million (stable year-on-year) with the contract segment increasing its weight over the total (60% of the base; +1 p.p. year-on-year). The focus on contract segment remains with regained commercial traction in Spain after the launch of the new tariffs in April and ongoing strong trading activity in Telefonica UK, despite the increasing competitive environment across footprint.

•

Mobile broadband accesses grew 17% year-on-year up to 27.3 million customers at the end of June, as a result of the Company’s strategy focused on high value customers, on the back of the higher smartphone adoption (39% at the end of June; +7 p.p. year-on-year) fostered by the success of the mobile data propositions.

Retail fixed telephony accesses declined 6% year-on-year to 15.2 million as of June of 2013, affected by the disposal of the fixed business assets in Telefonica UK (with an impact of 209 thousand accesses) while retail fixed broadband accesses stood at 9 million accesses (-6% year-on-year) impacted as well by aforementioned effect of Telefónica UK (impact of 511 thousand accesses).

It should also be highlighted that starting May 1st 2013, Telefónica Europe excludes the financial results of its fixed consumer business sold by Telefónica UK in April.

Revenues reached 13,392 million euros in the first half of the year and decreased by 11.2% year-on-year. Excluding the effect of exchange rates and changes to the scope of consolidation, revenues would have fallen by 9.7% year-on-year during the first half of 2013; moreover, the decrease would have been 7.7% excluding the impact of regulation (lower mobile interconnection and roaming tariffs), showing a better performance throughout the six-month period, mainly due to a small decrease in revenues in Spain and the UK.

Mobile data revenues increased by 0.1% year-on-year excluding the exchange rate effect, and now account for 44% of mobile service revenues (+4 p.p. year-on-year). On the strength of mobile data offers, non-SMS data revenues continue to perform well, with a year-on-year increase of 9.3% against the first six months of 2012 (10.7% excluding the exchange rate effect). Non-SMS data revenues account for 63% of total data revenues (+6 p.p. year-on-year).

Total expenses (8,893 million euros in the first half of 2013) decreased 13.2% year-on-year, which would be -11.4% excluding exchange rate impacts and perimeter changes, on the back of the ongoing benefits of the cost cutting initiatives executed across the board. Operating expenses breakdown as follows:

•

Supplies were 17.4% lower (14.5% lower excluding exchange rate impacts and perimeter changes) in reported terms in the first six months of the year, mainly due to lower interconnection costs and lower handset supplies driven by the new commercial strategy of eliminating subsidies implemented in Spain from March 2012.

Telefónica, S.A.    60

Condensed consolidated interim financial statements 2013

•

Personnel expenses in the first semester 2013 fell 4.3% in reported terms, and excluding exchange rate impacts and perimeter changes, the drop would have been 3.4%, on the back of the savings from the restructuring plans in Spain and Czech Republic. It is worth mentioning restructuring provisions that were recorded in UK (48 million euros in the first half of 2013), in Czech Republic (14 million euros in the first half of 2013 as compared to 9 million euros in the first half of 2012) and in Ireland (7 million euros in the first half of 2012).

•

Subcontract expenses declined 11.4% in reported terms (-10.3% excluding exchange rate impacts and perimeter changes) up to June, reflecting a general reduction in commercial costs and savings in IT and network costs.

OIBDA amounted to 4,864 million euros in the first half of 2013, posting a 6.0% year-on-year decline and -4.5% excluding exchange rate impacts, perimeter changes and the sale of non-strategic towers.

It should be noted that OIBDA performance in the first semester of 2013 was impacted by the above mentioned restructuring expenses in UK and Czech Republic (amounting to 62 million euros), the valuation adjustment of Telefónica Ireland (-16 million euros) and by the capital gain of 73 million euros from the disposal of the fixed business assets in UK booked in the second quarter of 2013.

In 2012 first half results were impacted by restructuring expenses in Ireland and Czech Republic (16 million euros), the sale of non-core asset sales in Spain (28 million euros) and Czech Republic (9 million euros), and the sale of applications in Spain (18 million euros).

OIBDA margin reached 36.3% in the January-June 2013 period (+2.0 p.p. year-on-year), improving for its year-on year performance. Excluding the exchange rate effect, changes to the scope of consolidation and sale of towers, the year-on-year variation also rose by 2.0 p.p.

CapEx stood at 2,115 million euros in the first six months of the year and includes the spectrum acquisition in the UK (717 million euros) and the licenses spectrum extension in Spain (65 million euros). Excluding exchange rate impacts and perimeter changes, CapEx was 13.7% lower year-on-year, reflecting the prioritization in investment allocation, the efficiencies derived from the network sharing agreements and the ongoing investments to foster growth areas (fiber, 3G and 4G mobile networks).

Operating cash flow (OIBDA-CapEx) reached 2,749 million euros in the first half of 2013, virtually stable excluding exchange rate impacts, perimeter changes and the sale of non-strategic towers (-0.5% year-on-year).

SPAIN

Telefónica Spain’s first half results confirm the gradual recovery in the company’s business, underpinned by the benefits of the transformation process. As a result of these efforts, the company is strengthening its competitive positioning and improving year-on-year trends in revenues, while bolstering efficiency and obtaining high and sustainable profit levels.

During the semester, in a market environment shaped by heightened competition and convergence as the key sector driver, the mobile business became more streamlined, with launches more focused on rates than on subsidizing handset purchases.

Against this backdrop, “Movistar Fusión” continued to propel growth in Telefónica Spain’s commercial activity. This campaign brought in 2.2 million customers at June 2013, including “Movistar Fusión Cero” customers. The company had remarkable success in attracting new customers, generating new revenues.

Fibre accesses maintained a strong commercial traction, fostered by “Movistar Fusión” totalling 431 thousand accesses as of June.

Telefónica, S.A.    61

Condensed consolidated interim financial statements 2013

The success of the convergent “Movistar Fusión” offer, combined with the good market take-up for the new rates launched in early April for mobile-only customers (“Movistar Cero” and “Movistar Total”) and the efforts made to improve service quality, have both brought in new customers and increased loyalty of existing customers. This is reflected in the higher customer satisfaction levels and the sequential decrease in churn across all fixed and mobile services.

Total revenues (fixed + mobile) excluding handset sales, the main focus of the company in a market that is trending towards convergence, combined with the greater weighting of “Movistar Fusión” in the customer base, continue to gradually improve year-on-year, driven mainly by the commercial success of Movistar Fusión, whose revenue “break-even” point was reached last January.

The first-half OIBDA margin was 47.7% (+4 p.p. year-on-year), evidencing the continued cost savings from the transformation process underway. The company has implemented a number of measures to enhance efficiency, including the elimination of subsidies, simplified commercial offerings and processes, containment of personnel expenses, internalization of activities, redesign of distribution channels and call centers, improved service quality and customer satisfaction indices, and benefits from Telefónica’s scale.

As Telefónica continues to move forward in its transformation program, it will lock in further savings in both operating costs and CapEx in the coming quarters.

At June 30, 2013, Telefónica Spain managed a total of 42.3 million accesses, down 4% year-on-year.

The main highlights in the fixed telephone business are as follows:

•	Retail fixed accesses (-4% year-on-year) were 303 thousand lower in the half-year. In the first six months of 2013 net loss however, was 15% lower compared to the same period of previous year.

•

Year-on-year growth in retail broadband accesses has gathered speed, to 3% in June 2013. Net adds were 86 thousand in the half-year, well above the 5 thousand accesses added in the first six months of 2012. This improvement was due mainly to the launch of “Movistar Fusión”.

Effective broadband ARPU in the semester (26.3 euros) slowed its year-on-year decline, positively impacted by the migration of customers to new rate plans and by the ongoing improvement in the customer mix, with a greater percentage of fiber customers. Nevertheless, since the launch of the “Fusión” product, the ARPU of individual services has been affected by the allocation of revenues from convergent products. Consequently, a direct relationship cannot be drawn between this ARPU and services usage.

The notable growth in fiber customers has continued, driven by “Movistar Fusión”. As a result, net adds rose to 119 thousand in the half-year, 40% higher than in the same quarter of 2012. Fiber customers, which have higher ARPU levels and lower churn than ADSL customers, have doubled their number with respect to June 2012, reaching 431 thousand. This represents 16% of households equipped with this technology (2.7 million households).

•

Pay TV accesses reflected a net loss of 78 thousand in the six-month period. The total number of pay TV customers is down 20% year-on-year, reflecting the adverse macroeconomic situation. To stimulate take-up, the company has launched the “Movistar TV Familiar” promotion (10 euros instead of 29.9 euros), available through August 31, 2013.

Telefónica, S.A.    62

Condensed consolidated interim financial statements 2013

In the mobile business:

•

At the June close, the total mobile access base was down 7% year-on-year. The contract segment represents 76% of the total base (+2 p.p. vs. the year-ago figure). Smartphones continue to take on a prominent position in the mobile access base, accounting for 45% of the total (+13 p.p. year-on-year).

•

In the first six months of 2013, ARPU fell 15.1% year-on-year, chiefly reflecting lower usage by customers, greater penetration of new rate plans, and lower mobile termination rates (reductions of 14.5% in April 2012, 7.6% in October 2012, and 12.9% in March 2013). Nevertheless, since the launch of “Movistar Fusión”, the ARPU of individual services is increasingly less representative, as it is affected by the splitting of revenues between the fixed and mobile businesses.

At June 30, 2013, Telefónica Spain’s operating revenues amounted to 6,559 million euros, a year-on-year decline of 15.1%. This decrease reflects the sharp drop in revenues from handset sales, which totaled 261 million euros (-60.1% year-on-year), as a result of the new commercial model rolled out in March 2012.

Excluding handset sales, first-half revenues were down 10.9% year-on-year, leveling out the rate of decline in the semester compared with prior periods. This stabilization was due to the larger “Movistar Fusión” customer base and the ongoing improvement in its mix of new and existing customers, as well as to the upward trend in mobile accesses.

•	Revenues from the fixed business fell 9.2% year-on-year, with the pace of year-on-year decline easing for the second consecutive quarter thanks to the positive impact of “Movistar Fusión” on sales.

•	In the six-month period, mobile business revenues decreased 22.1% year-on-year, largely due to the aforementioned decline in revenues from handset sales.

•

Mobile service revenues declined 13.0% year-on-year in the first half of 2013, affected by reductions in termination rates (April and October 2012 and March 2013) and roaming rates (July 2012). The negative impact of customer loyalty discounts on mobile service revenues has been significantly reduced following the change in commercial model. Stripping out regulatory impacts, mobile service revenues fell 11.3% in the half-year.

Total expenses stood at 3,608 million in the first six months of 2013, down 21.0% year-on-year. Sales costs continued to decrease significantly (-37% year-on-year) as a result of the new commercial model eliminating handset subsidies. A breakdown by expense component is as follows:

•

Supply costs (1,277 million euros in the first half of 2013) fell 29.2% year-on-year, mainly due to lower mobile interconnection costs and less expenditure on mobile equipment, as a consequence of the new commercial policy.

•

External services costs (1,050 million euros) were down 23.3% year-on-year in the first half, reflecting lower outlay for subsidies and fees and the streamlining of several areas within the Company. Among the many efficiency measures implemented to reduce these costs, the simplification of the commercial offering and processes, the internalization of activities, and the redesign of the distribution channel and call centers were all highly effective.

•

In the first half of 2013, personnel expenses amounted to 1,083 million euros, a decline of 6.5%, as a result of the savings derived from the workforce restructuring plan (82 million euros in the half-year period). As from the second quarter, personnel expenses reflect an additional savings of nearly 25 million euros due to suspension of the company’s contribution to pension plans, beginning April 2013. At June 30, 2013, Telefónica Spain had 30,250 employees (-6.8% year-on-year).

Telefónica, S.A.    63

Condensed consolidated interim financial statements 2013

OIBDA stood at 3,129 million at June 2013, placing the OIBDA margin at 47.7% (+4.0 p.p., +4.4 p.p. excluding the impact from the sale of non-strategic towers). The fact that the OIBDA margin surpassed 47% for the second consecutive semester allows the company to consolidate its profitability at benchmark levels. This performance is underpinned by significant savings and greater efficiencies derived from the numerous initiatives under Telefónica’s transformation process, the results of which are becoming increasingly evident every quarter.

OIBDA (excluding the positive 28 million euros impact from the sale of non-strategic towers in the first half of 2012) stabilized its rate of decline, dropping only 6.5% in the first six months of 2013 (-7.3 reported). In the second quarter of 2012, software was sold for a total of 18 million euros.

CapEx amounted to 627 million euros, 20.3% less than the year-ago figure. This performance reflects the Company’s careful selection of investments, in view of improvements in quality indices and the decline in complaints. This reduced total investment while increasing resources for the fiber business. It includes 65 million euros for the extension of spectrum licenses for the 900 MHz bandwidth. Excluding this effect, CapEx would have registered a year-on-year decline of 28.5% in the half-year period.

Lastly, operating cash flow (OIBDA-CapEx) totaled 2,502 million euros in the first six months of 2013, a stable year-on-year performance when stripping out the positive impact of the sale of non-strategic towers (+0.2% year-on-year).

UNITED KINGDOM

In the first half of 2013, Telefónica UK mobile service revenue trend continued to improve on the back of a sustained strong trading momentum in the contract segment and better commercial performance in prepay despite very competitive market dynamics.

This was reinforced by continuous successful management of customer loyalty, which resulted in a market leading contract churn at levels below 1% for a second consecutive quarter.

The new O2 Refresh tariff launched on April 16 represents a unique and bold customers approach with an innovative value for money proposition. The tariff is a vehicle to strengthen our market positioning enhancing our data centric strategy away from subsidies, improving the distribution channel mix and providing our customers with a greater flexibility to “change phones as often as phones change”. Refresh has only been available through our direct channels (on July 14 has been launched into the online channel) and only for high-end devices. The take-up of the new tariff has been encouraging in these early stages with a 20% of contract commercial activity opting for a Refresh tariff.

Refresh is a source of differentiation for our direct channels and an enabler to improve the mix of connections via our own channels with the objective to improve our commercial efficiency.

The Company has also outsourced its customer service (2,360 FTE’s) to adapt it to the new digital world with more focus in on-line channels and continues to deploy its network sharing agreement to rationalize and optimize network investment.

It should be highlighted that from the May 1st, Telefónica UK excludes the financial results of its fixed consumer business that was sold in April of 2013 (35 million euros in revenues in the period January-April 2013 and no relevant OIBDA contribution).

Total accesses reached 23.4 million at the end of June 2013 (stable year-on-year) impacted by the disposal of the fixed assets (720 thousand accesses: 209 thousand in fixed telephony accesses and 511 thousand in fixed broadband accesses). In the mobile segment, the Company posted a semester of strong commercial results:

•

The solid performance of the mobile contract customer base (+9% year-on-year) drives the total mobile customer base that maintained its growth path and increased 3% year-on-year to reach 23.1 million at the end of June. As a result, the contract mix accounted for 54% of the mobile base, increasing 3 p.p. year-on-year.

Telefónica, S.A.    64

Condensed consolidated interim financial statements 2013

•

Strong contract net additions totaling 542 thousand in the first half of the year (+15% year-on-year) despite the absence of 4G. Prepay net additions improved its trend in the semester, primarily due to seasonal effects, leading total net additions of 259 thousand in the first half.

•

Contract churn remained at historically and market leading low levels at below the 1.0% mark and improved 0.1 p.p. year-on-year in the first half. Total churn was 2.3% in the first half, 0.5 p.p. better year-on-year in the first six months.

•	Smartphone penetration continued to grow and reached 48% at the end of the first half of the year (+5 p.p. year-on-year).

•	Voice traffic decreased 1% year-on-year as a result of the lower usage per customer and prepay base declines.

•

Blended ARPU declined 8.5% in the first half of the year. Excluding regulation, ARPU was -5.5% lower year-on-year in the first half. Voice ARPU excluding the impact of tariff reductions drops 8.6% in the first half, although posting a significant improvement in the second quarter due to RPI, the increasing proportion of contract base and a slower rate of decline in roaming and interconnect. Data ARPU was down 2.3% year-on-year in the first half impacted by SMS optimization. Revenues from the “Refresh” model are not being reported under mobile service revenues and are instead reported in hardware revenues, thus smartphone device sales are not being reflected in ARPU.

Revenues amounted to 3,234 million euros in the January-June period (-5.9% year-on-year, -2.7% excluding exchange rate impact). Revenues benefited from the launch of Refresh, a new commercial model that results in higher hardware revenues as handset sale is recorded upfront instead of the current model of monthly recognition.

Mobile service revenue maintained its improving performance and totaled 2,758 million euros in the first half (-5.8% year-on-year, excluding exchange rate impact). Excluding the impact of mobile termination rate cuts and roaming regulation, mobile service revenues would have decreased 1.9% year-on-year in the first half, despite the negative impact of “Refresh model” in mobile service revenues. Non-SMS data revenue posted a solid growth in the first half (+10.7% year-on-year) and drove total data revenues to increase 0.7% year-on-year accounting for 53% of mobile service revenues (+3 p.p. year-on-year).

In the first half of the year, OIBDA totaled 757 million euros (+2.9% year-on-year, +6.4% excluding exchange rate impact). This evolution is affected by the exceptional effects related to the restructuring expenses of 48 million euros that were more than offset by the capital gain of 73 million euros from the disposal of the fixed business assets.

OIBDA margin stood at 23.4% in the first half of the year (+2.0 p.p. year-on-year), improving its trend affected by the aforementioned impacts.

While margin evolution is positively affected by the Refresh commercial model, the company is strategically increasing the trading through the direct channel in order to move to a more sustainable business model but implies higher upfront commercial cost.

CapEx amounted to 1,071 million euros, a 5.6% decline in year-on-year terms excluding the spectrum purchase. Excluding additionally the exchange rate effect, CapEx was down by 2.5%, due to the withdrawal of investment in the fixed network following sale of the business, despite increased investment in joint deployment of LTE technology. Telefónica has successfully secured two blocks of 10 Mhz in the 800 Hz spectrum band for a total investment of 717 million euros in the first quarter, ensuring the best spectrum to deploy LTE services.

Telefónica, S.A.    65

Condensed consolidated interim financial statements 2013

GERMANY

In 2013, Telefónica Germany maintains a consistent approach towards a data centric business model in an increasingly competitive and complex market. The rising demand for data is accelerating transformation in the marketplace, with the Telefónica Germany being well positioned to lead the market in this transition process towards sustainable profitable growth.

In this context, Telefónica Germany actions around continued focus on high value smartphone customers, showing early indicators of improved monetization of data services, and the new tariffs launched at the beginning of March, are helping to transform the customer base and placing the Company in the right path, getting ready to capture the future growth opportunity of LTE mass market adoption.

“O2 Blue All-in” tariffs are improving the value of the customer base, with an increasing share of customers taking a higher value propositions, reinforcing customer’s loyalty and fostering smartphone penetration. At the same time, LTE enabled smartphones shipments have increased strongly in the second quarter of the year.

The Company is investing in new generation networks in fixed and mobile, with LTE network available in the High Speed metropolitan areas at the end of the semester. A top quality connectivity service is already available for most of O2 mass market contract customers, anticipating increasing demand for speed and volume in the medium term.

Telefónica Germany’s total access base reached 25.3 million at the end of June 2013 (+1% year-on-year). Operating highlights are as follows:

•

Mobile accesses continued showing growth at 3% year-on-year to 19.4 million accesses on the back of the higher contract mobile customer base (+6% year-on-year) while the prepaid segment remained stable year-on-year. As a result, customer mix improved over the year, with contract customer base penetration over total mobile base at 53% (+1 p.p. year-on-year).

•

Smartphone penetration reached 29% at the end of June 2013, a continued improvement of 6 p.p. over the previous year. The adoption of LTE-enabled handsets from new and existing customers is increasing, which is an encouraging trend for further data monetization.

•

Contract net additions were 152 thousand in the first half of the year as the increased retention activities in the high-end segment and a very dynamic discount/no-frills segment. Prepaid net additions improved sequentially in the second quarter driven by secondary brands and new tariff propositions in all brands (e.g. O2 Loop smart and Fonic all-net flat).

•

Contract churn In the first half of the year, contract churn decreased 0.1 p.p. to 1,4% in the semester thanks to the successful management of the high value customer base, including retention and focused tariff migration activities.

•

Mobile ARPU declined 7.7% in the first half of the year. Excluding mobile termination rates ARPU declined 4.0% in the first half. The year-on-year decline was mainly the result of the ongoing process of long-term contract renewals within the customer base to lower market pricing levels and the general market trend of traditional SMS usage substitution by social media and messaging applications (mostly affecting incoming revenues).

•

Data ARPU maintained its growth rate at +1.1% in the first half of the year despite the negative impact of further deceleration in SMS. The sustainability of data revenue growth is driven by the increasing penetration of smartphones and the popularity of the data-centric offers. By contrast, voice ARPU continued to decelerate (-14.8% in the first half of the year) impacted by mobile termination rate cuts and tariff renewals affecting more directly the voice component of the offer.

Telefónica, S.A.    66

Condensed consolidated interim financial statements 2013

•

Retail broadband fixed internet accesses totaled 2.3 million in June 2013 (-8% year-on-year). Net disconnections showed a continued improvement over the previous quarters, which shows the increased traction of VDSL demand amongst customers.

Revenues amounted to 2,445 million euros in the first half of the year (-4.2% year-on year). Excluding the impact from mobile termination rate cuts revenues declined 1.9% in the first half of the year. Handset revenues grew 9.2% year-on-year in the first half, with shipment of LTE devices increasing substantially throughout the six-month period.

Mobile service revenue totaled 1,481 million euros in the first half of 2013 (-4.3% year-on-year; -0.4% excluding mobile termination rate cuts). The contract segment was the biggest driver for the year-on-year performance of wireless service revenues. The main factors behind this performance were, on the one side, the different trading activity seen compared to 2012, and on the other side, the increase of tariff renewals in the base and the lower contribution to revenues from incoming SMS traffic.

As a result of the fast transition to smartphone-centric tariffs, non-SMS data revenues grew 24.4% year-on-year, resulting in a ratio of non-SMS data over total data revenues of 64% in the semester, (+10 p.p. year-on-year). As a result, mobile data revenues grew 5.0% in the first half of the year, accounting for 48% of mobile service revenues in the semester (+4 percentage point year-on-year).

Fixed revenues stood at 626 million euros in the first half of the year (-10.2% year-on-year), which is a continuation of the impacts from a lower retail DSL base and further reduction of revenues from the low margin voice transit business.

OIBDA totaled 603 million euros in the first half of the year, declining 3.9% year-on-year mainly influenced by revenue evolution and focused spend in growth-related areas, partially compensated by evolution of direct costs (such as mobile termination and handset costs) and additional efficiencies from ongoing transformation of the business to a more data-centric and agile organization.

As such, OIBDA margin remains at 24.7% (+0.1 p.p. year-on-year) in the first half of 2013.

CapEx in the first half of 2013 amounted to 296 million euros, an increase of 9.4% year-on-year, supporting future growth with accelerated investments in the development of the LTE network. At the end of June, all major metropolitan areas are now live and ready to support the upcoming acceleration of demand for speed and capacity foreseen amongst smartphone users.

CZECH REPUBLIC

In the first half of 2013, Telefónica Czech Republic consolidated its solid commercial momentum in mobile in the highly competitive Czech Republic market.

The company increased its customer satisfaction in the second quarter on the back of the new attractive FREE tariffs introduced in April, changing the market rules, addressing customers’ need and together with the Company’s focus in VDSL places the Czech Republic in a good position to capture profitable growth. As a result, fixed revenues are showing improving trends whilst mobile service revenue stabilize trends excluding the MTRs impact in Czech Republic and continue with solid growth in Slovakia.

Total accesses, including Slovakia, totaled 9.3 million at the end of June and grew 2% year-on-year (affected by the disconnection of 114 thousands accesses of inactive mobile contract customers in the first quarter of 2013 in Czech Republic).

Telefónica, S.A.    67

Condensed consolidated interim financial statements 2013

Operating highlights in the mobile business include:

•

Total mobile customer base in the Czech Republic sustained its growth path at 2% and reached 5.1 million at the end of June, despite the above mentioned disconnections, with the contract segment 2% higher year-on-year accounting for 62% of the base.

•

Contract net additions reach 95 thousands in the first half of 2013 excluding the disconnections (+48% year-on-year), boosted by the migration from prepay to contract and the new FREE tariffs. Total net additions amounted to 113 thousands in the first half excluding the adjustment.

•

The total number of customers in Slovakia totaled 1.4 million customers at the end of June 2013 (+14% year-on-year), with the contract base growing at a robust rate of 23% year-on-year and already representing 50% of the base (+4 p.p. year-on-year). Total net additions in the six months to June totalized 74 thousand (68% in contract).

•	El churn total se sitúa en el 2,2% descendiendo interanualmente 0,3 p.p.

•	Leading smartphone sales drive to acceleration on smartphone penetration growth (+10 p.p. year-on-year) to reach 20% at the end of June.

•

ARPU declined 14.9% in the first half of the year, posting an improving performance in the quarter when excluding the impact of mobile termination rate cuts (-9.4% in the first half of the year) with better data ARPU trends despite the continuous SMS bundling balancing the deceleration of voice ARPU.

Highlights of fixed business were:

•	Fixed telephony accesses net losses of 61 thousand in the first half, and accesses reached 1.4 million at the end June.

•

Retail broadband internet accesses grew 3% year-on-year to 896 thousand at the end of June. The main growth lever was the upgraded VDSL service with already 310 thousand customers in this service (74% of the total xDSL residential base). The number of VDSL customers grew by 50 thousand in the first half of the year.

•	Pay TV customers grew 3% year-on-year, totalizing 143 thousand, after recording 1 thousand net additions in the first half of the year.

Revenues for the Czech Republic and Slovakia reached 930 million euros in the first half of the year (-7.0% year-on-year, -5.2% in local currency). Stripping out the effect of the reduction in mobile termination rates, revenues fell 1.4% year-on-year in local currency, given that the improvement in fixed revenues in the Czech Republic offset the lower growth in handset revenues and the slowdown in Slovakia (+10.0% year-on-year in the first six months).

Mobile service revenues amounted to 498 million euros in the January-June period (-8.0% year-on-year). Excluding the impact of regulation, mobile service revenues declined 1.1% year-on-year in the first half, negatively impacted by O2 Free tariffs, after a fast reaction from the high spending customers, which have optimized their tariffs.

Mobile service revenues in Slovakia posted a solid increase of 7.6% year-on-year in the first half, largely impacted by mobile termination rate cuts.

Fixed revenues amount 395 million euros in the first half (-4.2% year-on-year). Fixed broadband and other service revenues grow 4.2% in the first half of the year.

The Company’s focus on efficiency and the lower commercial costs due to the non-subsidy policy led to improved OIBDA trends in the second quarter of the year. OIBDA decreased by 10.5% year-on-year in the first half in local currency and reached 356 million euros. It should be highlighted that the first semester of the year was negatively impacted by restructuring expenses of 14 million euros (9 million euros in the first half of 2012 but was offset by the positive impact of 9 million euros from the sale of non-core assets).

Telefónica, S.A.    68

Condensed consolidated interim financial statements 2013

As a result, OIBDA margin of 38.2% in the first half of the year (-2.3 p.p. year-on-year) that was mainly impacted by the restructuring costs previously mentioned.

CapEx totaled 86 million in the first half of the year (+1.5% year-on-year excluding exchange rate impacts), with the Company directing most of its investment into growth areas, focusing on capacity and quality enhancement of mobile broadband network in Czech Republic, VDSL/VDSL+ coverage and capacity expansion and IT/System investments to simplify processes and improve operational efficiency.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: July 25th, 2013	By:	/s/ Miguel Escrig Meliá
		Name:	Miguel Escrig Meliá
		Title:	Chief Financial Officer